UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 29, 2009

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated July 29, 2009.

•	Interim Report to Shareholders for the six months ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)
Date:	July 29, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

ENBRIDGE ON TRACK FOR 20% PLUS GROWTH IN 2009; 10% PLUS THROUGH 2013

HIGHLIGHTS

•	Second quarter adjusted earnings increased 30% to $195 million
•	Second quarter earnings decreased 40% to $393 million, reflecting a significant gain on disposition in the prior year
•	Six month adjusted earnings increased 19% to $464 million, or $1.28 per common share
•	Six month earnings increased 5% to $951 million, or $2.62 per common share
•	Enbridge selected by Imperial Oil to develop pipeline system for Kearl oil sands project
•	Enbridge commits to funding two-thirds of the United States segment of the Alberta Clipper project
•	Enbridge secures opportunity for a US$500 million expansion of its offshore pipeline system
•	Enbridge and the Alberta Saline Aquifer Project selected to negotiate funding from Alberta government

CALGARY, ALBERTA, JULY 29, 2009 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) Enbridge Inc. (TSX:ENB) (NYSE:ENB) “Through the second quarter of 2009, Enbridge continued to deliver favourable operating performance across our liquids and natural gas businesses, highlighted by significant progress on our projects under construction, and the announcement of a major new oil sands project,” said Patrick D. Daniel, President and Chief Executive Officer. “With adjusted earnings per share of $1.28 for the first six months of the year, we are ahead of where we had expected to be. We are now on track to achieve the upper half of our $2.18 to $2.32 per share full year adjusted earnings guidance range, for an annual growth rate greater than 20%.

“Looking further out, and affirmed through our annual review and update of our strategic plan, we expect to sustain a 10% plus average annual earnings per share growth rate from 2008 through 2013,” continued Mr. Daniel.

In June 2009, Enbridge announced an agreement with Imperial Oil Resources Ventures Limited and ExxonMobil Canada Properties to provide for the transportation of blended bitumen from the Kearl project in the Athabasca Oil Sands region of northern Alberta to the Edmonton, Alberta area. The first phase of the new pipeline system is a 140-kilometre pipeline from Kearl Lake to Enbridge’s Cheecham Terminal.

Today in a separate news release, Enbridge announced it has entered into Letters of Intent (LOI) with Chevron Corp. for an extension of its central Gulf of Mexico offshore pipeline system. Under the terms of the LOI, Enbridge proposes to construct, own and operate the Walker Ridge Gathering System (WRGS) to provide natural gas gathering services to the potential Jack, St. Malo and Big Foot ultra deepwater developments.

Noted Mr. Daniel, “The Walker Ridge Gathering System will enhance Enbridge’s existing offshore pipeline business and establish a strategic base for future growth opportunities in the ultra-deep Gulf of Mexico. Securing this new offshore pipeline project investment opportunity as well as the pipeline transportation services for the Kearl oil sands project, combined with a variety of other prospective opportunities under development on the liquids pipelines, gas and clean energy sides of our business, positions Enbridge well to extend a 10% average growth rate well beyond 2013.”

On July 20, 2009, Enbridge and its affiliate, Enbridge Energy Partners (EEP), announced a joint funding agreement for the United States segment of the Alberta Clipper mainline expansion project. Enbridge will fund two-thirds of the project.

“The joint funding of Alberta Clipper U.S. enables the project to be accretive to both Enbridge and EEP, and is reflected in our expected 10% plus medium-term average growth rate,” said Mr. Daniel. “Enbridge has ample capacity to fund this commitment to EEP, with approximately $1.5 billion of surplus equity remaining available for additional opportunities.”

Enbridge’s initiatives in carbon transportation and sequestration took a significant step forward at the end of June 2009 with the announcement that the Genesee power generation facility project, proposed jointly with Epcor and the Alberta Saline Aquifer Project (ASAP), has been selected to enter into negotiations with the Government of Alberta for funding through the province’s $2 billion program for large-scale carbon capture and storage (CCS) projects. The Genesee project also received funding from the federal government’s ecoEnergy Technology Initiative in March 2009.

“CCS has the potential to transform the environmental footprint of our energy economy, and may be one of the best ways for Canada to reduce our greenhouse gas emissions,” said Mr. Daniel. “Through our participation in the Genesee project, we’ll have the opportunity to thoroughly test the technology for safety and effectiveness, and to share it with others in our industry.”

“Despite a continuing tough global economic climate, Enbridge remains very well positioned to deliver superior value to our shareholders through our focus on sustained visible growth, a low risk business model and steady distributions of income,” concluded Mr. Daniel.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	1

At its July 28, 2009 meeting, the Board of Directors of Enbridge announced the appointment of Charlie W. Fischer, former President and Chief Executive Officer of Nexen Inc., to the Board.

“We are delighted to welcome an individual of Charlie Fischer’s reputation and expertise to Enbridge’s Board,” said Mr. Daniel. “With over 30 years experience in the energy industry and a strong personal commitment to community involvement, Mr. Fischer is a great leader and one who will make a significant contribution to the Board and to the future direction of our company.”

SECOND QUARTER 2009 PROJECT HIGHLIGHTS

For more information on Enbridge’s growth projects, please see the Recent Developments section of the Management’s Discussion and Analysis.

•

Construction of the Alberta Clipper crude oil pipeline remains on budget and on schedule to go into service by mid-2010. On July 20, 2009, Enbridge announced that it will fund two-thirds of the US$1.2 billion United States segment of the Alberta Clipper project in addition to the full Canadian segment.

•

Construction of the Southern Lights diluent pipeline remains on budget and is scheduled to go into service in late 2010. The new light sour crude oil export pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, Minnesota and modifications to existing Line 2, were completed and placed into service in the first quarter of 2009. Construction of the second U.S. segment of the new diluent pipeline between Delavan, Wisconsin and Streator, Illinois was also completed during the first quarter of 2009.

•

On July 29, 2009, Enbridge announced it had entered into Letters of Intent with Chevron Corp. that could result in the expansion of its central Gulf of Mexico offshore pipeline system. Under the terms of the LOI, Enbridge proposes to construct, own and operate the WRGS to provide natural gas gathering services to the potential Jack, St. Malo and Big Foot ultra deepwater developments. The WRGS is expected to include approximately 306 kilometres (190 miles) of 8-inch, 10-inch and/or 12-inch diameter pipeline at depths of up to 7,000 feet and will have a capacity of 100 million cubic feet per day. The estimated cost of the WRGS is approximately US$500 million, subject to finalization of scope and definitive cost estimates.

•

On June 22, 2009, Enbridge announced it had been selected by subsidiaries of Imperial and ExxonMobil to provide for the transportation of production from the Kearl oil sands mine to crude oil hubs in the Edmonton, Alberta area. The pipeline will be phased with the mine expansion, with the first phase involving new build pipe from the mine to the Cheecham Terminal, and service on Enbridge’s existing Waupisoo Pipeline from Cheecham to the Edmonton area. This portion of the project is scheduled to be in service in 2012. The estimated cost of the pipelines and related facilities is subject to finalization of scope, detailed engineering and regulatory approvals.

•

In May 2009, Enbridge concluded a successful non-binding Open Season for the LaCrosse Pipeline. The proposed interstate natural gas pipeline would transport 1.0 to 1.8 billion cubic feet per day from Carthage, Texas, to Washington Parish in Southeastern Louisiana. Enbridge is moving forward with further development of plans for this interstate natural gas pipeline project that could interconnect with as many as 12 pipelines, depending on shipper interest. Enbridge also is exploring the possibility of extending the pipeline to Florida Gas Transmission’s Station 10 near Wiggins, Mississippi. The proposed project is expected to be completed in early 2012.

•

On June 30, 2009, the Government of Alberta announced that the EPCOR/Enbridge proposal for an integrated gasification combined-cycle (IGCC) carbon capture power generation facility at Genesee is one of three projects selected for the negotiation of letters of intent under the province’s $2 billion program for large-scale CCS projects. The Genesee IGCC CCS project would be North America’s first project combining an IGCC commercial-scale near-zero-emission thermal power plant with carbon capture, compression and storage. It has the potential to capture more than 3,300 tonnes per day or 1.2 million tonnes of carbon dioxide emissions a year. Enbridge would be responsible for transporting captured CO2 from the Genesee site for use in enhanced oil recovery or permanent storage in deep saline aquifers, and ASAP would be responsible for saline aquifer sequestration.

DIVIDEND DECLARATION

On July 28, 2009, the Enbridge Board of Directors declared quarterly dividends of $0.37 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2009 to shareholders of record on August 17, 2009.

2	SECOND QUARTER REPORT 2009

CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	96.9	76.3	187.9	152.4
Gas Pipelines	18.8	8.9	35.0	27.1
Sponsored Investments	42.9	22.0	74.3	53.1
Gas Distribution and Services	20.5	(15.7)	154.5	138.1
International	(1.8)	577.9	332.8	594.2
Corporate	215.7	(11.7)	166.6	(55.9)
Earnings Applicable to Common Shareholders	393.0	657.7	951.1	909.0
Earnings per Common Share	1.08	1.83	2.62	2.53
Diluted Earnings per Common Share	1.08	1.81	2.61	2.51

Earnings applicable to common shareholders were $393.0 million for the three months ended June 30, 2009, or $1.08 per common share, compared with $657.7 million, or $1.83 per common share for the three months ended June 30, 2008. In the second quarter of 2008, the Company recorded a $556.1 million after-tax gain on the sale of the Company’s interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH). Net of this gain, earnings for the three months ended June 30, 2009 were $291.4 million higher than the comparable prior year period. This increase reflected a higher contribution from Enbridge Energy Partners (EEP), allowance for equity funds used during construction (AEDC) in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

Earnings applicable to common shareholders were $951.1 million for the six months ended June 30, 2009, or $2.62 per common share, compared with $909.0 million, or $2.53 per common share for the same period in 2008. Included in earnings for the six months ended June 30, 2009 was $329.0 million related to the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) and $24.9 million related to the sale of NetThruPut (NTP). Earnings for the six months ended June 30, 2008 included $556.1 million related to the sale of the Company’s investment in CLH. Excluding the impact of these dispositions, earnings for the six months ended June 30, 2009 were $244.3 million higher than for the six months ended June 30, 2008. The increase in earnings resulted from similar factors as for the three months results.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	3

ADJUSTED EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	96.9	76.3	193.9	152.4
Gas Pipelines	17.3	11.2	33.5	26.6
Sponsored Investments	39.2	26.1	71.1	50.1
Gas Distribution and Services	35.6	28.6	165.8	149.8
International	(1.8)	19.0	3.8	38.1
Corporate	7.3	(11.7)	(4.2)	(28.6)
Adjusted Earnings	194.5	149.5	463.9	388.4
Adjusted Earnings per Common Share	0.54	0.42	1.28	1.08

Adjusted earnings were $194.5 million, or $0.54 per common share, for the three months ended June 30, 2009, compared with $149.5 million, or $0.42 per common share, for the three months ended June 30, 2008. Adjusted earnings were $463.9 million, or $1.28 per common share, for the six months ended June 30, 2009, compared with $388.4 million, or $1.08 per common share, for the six months ended June 30, 2008.

The following factors increased adjusted earnings in both the three and six month periods:

•	AEDC on Southern Lights Pipeline and, within Enbridge System, on Alberta Clipper as well as Line 4, until April 2009 when Line 4 was placed into service.
•

An increased contribution from EEP resulting from higher gas and crude oil delivery volumes, tariff surcharges for recent expansions, the Company’s increased ownership interest and a favourable exchange rate.

•	Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.
•	Lower interest rates and resulting favourable interest expense within the Corporate segment.

These increases were partially offset by decreased earnings from International as a result of the sale of OCENSA in the first quarter of 2009 and CLH in the second quarter of 2008.

LIQUIDS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge System	65.5	49.8	124.0	101.5
Athabasca System	16.6	15.4	33.3	28.8
Spearhead Pipeline	2.4	2.2	5.7	5.4
Olympic Pipeline	1.9	2.4	4.2	4.8
Southern Lights Pipeline	12.2	4.2	27.5	8.9
Feeder Pipelines and Other	(1.7)	2.3	(0.8)	3.0
Adjusted Earnings	96.9	76.3	193.9	152.4
Athabasca System – leak remediation costs	–	–	(6.0)	–
Earnings	96.9	76.3	187.9	152.4

4	SECOND QUARTER NEWS RELEASE

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company’s significant growth period and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the Enbridge System was $15.3 million (2008 – $4.0 million) for the three months ended June 30, 2009 and $30.4 million (2008 – $6.2 million) for the six months ended June 30, 2009. The earnings impact of AEDC for the Southern Lights Pipeline was $8.7 million (2008 – $4.2 million) for the three months ended June 30, 2009 and $19.7 million (2008 – $8.9 million) for the six months ended June 30, 2009.

•

Enbridge System earnings included AEDC on Alberta Clipper as well as Line 4, until April 2009 when Line 4 was placed into service. These positive impacts were partially offset by higher labour costs and higher pipeline integrity costs. Earnings for the three months ended June 30, 2009 also included increased tolls resulting from a higher rate base due to the Line 4 Extension Project.

•

The increase in Athabasca System adjusted earnings for the first six months of 2009, compared with the first half of 2008, reflected contributions from the Waupisoo Pipeline that went in service in June 2008 and the positive impact of terminal infrastructure additions.

•

Higher Southern Lights Pipeline earnings reflected AEDC recognized on a growing capital base while the project continued to be under construction as well as earnings from the LSr Pipeline which became operational during the first quarter of 2009.

•	The decrease in earnings in Feeder Pipelines and Other is primarily due to increased business development costs.

Liquids Pipelines earnings were impacted by a $6.0 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal in January 2009.

GAS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Alliance Pipeline US	6.6	5.9	13.1	11.9
Vector Pipeline	3.6	3.0	9.3	7.0
Enbridge Offshore Pipelines (Offshore)	7.1	2.3	11.1	7.7
Adjusted Earnings	17.3	11.2	33.5	26.6
Alliance Pipeline US – shipper claim settlement	–	–	–	2.8
Offshore – property insurance recovery from 2008 hurricanes	1.5	–	1.5	–
Offshore – repair costs from 2005 hurricanes	–	(2.3)	–	(2.3)
Earnings	18.8	8.9	35.0	27.1

•	Adjusted earnings for Vector Pipeline for 2009 were strengthened as a result of an increase in market demand and the impact of a stronger United States dollar.
•

Offshore adjusted earnings for the three and six months ended June 30, 2009 included $3.8 million in insurance proceeds, which was an interim reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008. Second quarter 2009 earnings also included contributions from Shenzi volumes since its in-service date of April 2009.

Gas Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for the six months ended June 30, 2008 were impacted by $2.8 million in proceeds received by Alliance Pipeline US from the settlement of a claim against a former shipper which repudiated its capacity commitment.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	5

•	Earnings for the three and six months ended June 30, 2009 included insurance proceeds of $1.5 million related to the replacement of damaged infrastructure as a result of the 2008 hurricanes.
•	In the second quarter of 2008, Offshore incurred $2.3 million in additional costs related to 2005 hurricanes.

SPONSORED INVESTMENTS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Energy Partners	27.3	15.0	48.1	28.7
Enbridge Income Fund	11.9	11.1	23.0	21.4
Adjusted Earnings	39.2	26.1	71.1	50.1
EEP – unrealized derivative fair value gains/(losses)	3.7	(4.1)	0.1	(2.8)
EEP – Lakehead System billing correction	–	–	3.1	–
EEP – dilution gain on Class A unit issuance	–	–	–	4.5
EIF – Alliance Canada shipper claim settlement	–	–	–	1.3
Earnings	42.9	22.0	74.3	53.1

•

EEP adjusted earnings increased due to the Company’s higher ownership interest in EEP resulting from the December 2008 Class A unit subscription; an increased contribution due to higher gas and crude oil delivery volumes and tariff surcharges for recent expansions; higher incentive income; and the stronger United States dollar.

Sponsored Investment earnings for the three and six months ended June 30, 2009 and June 30, 2008 were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•	Earnings from EEP included a Lakehead System billing correction of $3.1 million (net to Enbridge) related to services provided in prior periods.
•

EEP earnings for the six months ended June 30, 2008 include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge’s ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In December 2008, Enbridge purchased 16.3 million Class A common units of EEP, resulting in an ownership increase to 27.0%.

•

Earnings from EIF for the six months ended June 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

6	SECOND QUARTER NEWS RELEASE

GAS DISTRIBUTION AND SERVICES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Gas Distribution (EGD)	16.1	10.9	93.4	95.6
Noverco	0.7	0.2	15.2	16.0
Enbridge Gas New Brunswick	4.3	3.5	8.5	6.7
Other Gas Distribution	0.8	0.5	7.4	6.2
Energy Services	7.2	4.1	30.4	13.5
Aux Sable	7.9	10.0	13.5	13.4
Other	(1.4)	(0.6)	(2.6)	(1.6)
Adjusted Earnings	35.6	28.6	165.8	149.8
EGD – colder/(warmer) than normal weather	(0.5)	(3.8)	14.0	9.9
EGD – interest income on GST refund	–	–	6.7	–
Energy Services – unrealized fair value losses, net	(3.3)	(35.2)	(11.2)	(35.2)
Aux Sable – unrealized derivative fair value gains/ (losses)	(11.3)	(5.3)	(18.1)	13.6
Other – adoption of new accounting standard	–	–	(2.7)	–
Earnings/(Loss)	20.5	(15.7)	154.5	138.1

•

The increase in EGD’s adjusted earnings in the second quarter of 2009 compared with the second quarter of 2008 was primarily due to customer growth and lower interest expense, partially offset by higher operating costs and estimated accrued earnings sharing with customers under the current incentive regulation term. The decrease in EGD’s year-to-date adjusted earnings was primarily due to timing differences related to monthly fixed charges on customers’ bills, partially offset by lower interest expense. As initially reflected in the results for the first quarter of 2008, and in line with scheduled progressive changes contained in the five year Incentive Regulation terms, EGD’s fixed charge billing per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify EGD’s quarterly earnings profile relative to the prior year, but do not affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters.

•	The increase in Energy Services adjusted earnings was due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.
•

Aux Sable adjusted earnings for the three and six months ended June 30, 2009 reflect favourable risk management of fractionation margins and earnings from the upside sharing mechanism as a result of strong fractionation margins, albeit at levels below those recognized in the prior year quarter.

Gas Distribution and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EGD for each period are adjusted to reflect the impact of weather.
•	Earnings from EGD for the six months ended June 30, 2009 included interest income of $6.7 million related to the recovery of excess GST remitted to Canada Revenue Agency.
•

Energy Services earnings for 2009 and 2008 reflected unrealized fair value losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions. During the first quarter of 2009, the Company adopted fair value accounting for inventory held at its commodity marketing businesses.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	7

•

Aux Sable earnings reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash losses arose due to the revaluation of financial derivatives used to “lock in” the profitability of forward contracted prices.

•	Other reflected the write-off of $2.7 million in deferred development costs as a result of adopting a change in accounting standards, effective January 1, 2009.

INTERNATIONAL

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
OCENSA	–	7.7	6.6	15.4
CLH	–	12.7	–	24.7
Other	(1.8)	(1.4)	(2.8)	(2.0)
Adjusted Earnings/(Loss)	(1.8)	19.0	3.8	38.1
OCENSA – gain on sale of investment	–	–	329.0	–
CLH – gain on sale of investment	–	556.1	–	556.1
CLH – unrealized derivative fair value gains	–	2.8	–	–
Earnings/(Loss)	(1.8)	577.9	332.8	594.2

•

The decrease in adjusted earnings/(loss) for both the three and six months ended June 30, 2009, compared with the same periods of 2008, was a result of the sale of CLH in June 2008 and OCENSA in March 2009.

International earnings were impacted by the following non-recurring or non-operating adjusting items:

•	On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million) resulting in a gain of $329.0 million.
•	On June 17, 2008, the Company closed the sale of its investment in CLH, resulting in an after-tax gain of $556.1 million.
•	Earnings for the second quarter of 2008 from CLH included a gain on the unrealized fair value on risk-managed foreign currency derivative financial instruments.

CORPORATE

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Adjusted Earnings/(Loss)	7.3	(11.7)	(4.2)	(28.6)
Unrealized derivative fair value gains	115.0	–	71.5	–
Unrealized foreign exchange gains on translation of intercompany loans	68.5	–	68.5	–
Gain on sale of investment in NTP	24.9	–	24.9	–
Impact of SIFT legislated tax changes	–	–	5.9	–
Gain on sale of corporate aircraft	–	–	–	4.9
U.S. pipeline tax decision	–	–	–	(32.2)
Earnings/(Loss)	215.7	(11.7)	166.6	(55.9)

•

The increase in Corporate adjusted earnings results from lower effective interest rates in 2009 compared with 2008. To a lesser degree, a number of other factors contributed to the increase including foreign exchange gains realized on residual United States dollar cash balances as the result of a stronger United States dollar.

8	SECOND QUARTER NEWS RELEASE

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for both the three and six months ended June 30, 2009 included unrealized fair value gains on the revaluation of derivative financial instruments resulting from forward risk management positions. The Company entered into foreign exchange derivative contracts in late 2008 and early 2009 to minimize the volatility of future United States dollar earnings. Additional derivative contracts used to mitigate cash flow volatility due to future interest rate fluctuations were entered into in the second quarter of 2009.

•	Earnings for 2009 included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany loans.
•	On May 1, 2009, the Company sold its investment in NTP, an internet-based crude oil trading and clearing platform, for proceeds of $32.1 million, resulting in a gain of $24.9 million.
•	Earnings for the six months ended June 30, 2009 included a $5.9 million benefit related to legislated Specified Investment Flow-Through Entity (SIFT) tax changes.
•	A $4.9 million gain on the sale of a corporate aircraft is included in earnings for the six months ended June 30, 2008.
•

An unfavourable court decision related to the tax basis of previously owned United States pipeline assets resulted in the recognition of a $32.2 million income tax expense in the six months ended June 30, 2008.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	9

NON-GAAP RECONCILIATIONS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
GAAP earnings as reported	393.0	657.7	951.1	909.0
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Athabasca System – leak remediation costs	–	–	6.0	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	–	–	(2.8)
Offshore – property insurance recovery from 2008 hurricanes	(1.5)	–	(1.5)	–
Offshore – repair costs from 2005 hurricanes	–	2.3	–	2.3
Sponsored Investments
EEP – unrealized derivative fair value (gains)/losses	(3.7)	4.1	(0.1)	2.8
EEP – Lakehead System billing correction	–	–	(3.1)	–
EEP – dilution gain on Class A unit issuance	–	–	–	(4.5)
EIF – Alliance Canada shipper claim settlement	–	–	–	(1.3)
Gas Distribution and Services
EGD – warmer/(colder) than normal weather	0.5	3.8	(14.0)	(9.9)
EGD – interest income on GST refund	–	–	(6.7)	–
Energy Services – unrealized fair value losses, net	3.3	35.2	11.2	35.2
Aux Sable – unrealized derivative fair value (gains)/losses	11.3	5.3	18.1	(13.6)
Other – adoption of new accounting standard	–	–	2.7	–
International
OCENSA – gain on sale of investment	–	–	(329.0)	–
CLH – gain on sale of investment	–	(556.1)	–	(556.1)
CLH – unrealized derivative fair value gains	–	(2.8)	–	–
Corporate
Unrealized derivative fair value gains	(115.0)	–	(71.5)	–
Unrealized foreign exchange gains on translation of intercompany loans	(68.5)	–	(68.5)	–
Gain on sale of investment in NTP	(24.9)	–	(24.9)	–
Impact of SIFT legislated tax changes	–	–	(5.9)	–
Gain on sale of corporate aircraft	–	–	–	(4.9)
U.S. pipeline tax decision	–	–	–	32.2
Adjusted Earnings	194.5	149.5	463.9	388.4

10	SECOND QUARTER NEWS RELEASE

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, July 29, 2009 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the second quarter 2009 results. Analysts, members of the media and other interested parties can access the call at 617-614-3449 or toll-free at 1-800-510-0146 using the access code of 78508000. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The audio replay will be available at toll-free 1-888-286-8010 or 617-801-6888 for 7 days following the call. The access code for the replay is 83869473.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; anticipated in-service dates and weather.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course

ENBRIDGE INC. SECOND QUARTER REPORT 2009	11

of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0887 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

12	SECOND QUARTER NEWS RELEASE

ENBRIDGE INC.

HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	96.9	76.3	187.9	152.4
Gas Pipelines	18.8	8.9	35.0	27.1
Sponsored Investments	42.9	22.0	74.3	53.1
Gas Distribution and Services	20.5	(15.7)	154.5	138.1
International	(1.8)	577.9	332.8	594.2
Corporate	215.7	(11.7)	166.6	(55.9)
	393.0	657.7	951.1	909.0
Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	389.4	247.9	863.7	705.9
Cash provided by operating activities	697.5	326.4	1,579.7	1,082.3
Additions to property, plant and equipment	539.8	636.5	1,350.4	1,232.5
Total Common Share Dividends	138.5	122.1	276.6	243.9
Per Common Share Information
Earnings per Common Share	1.08	1.83	2.62	2.53
Diluted Earnings per Common Share	1.08	1.81	2.61	2.51
Dividends per Common Share	0.37	0.33	0.74	0.66
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	363.5	359.4	362.9	358.6
Diluted Weighted Average Common Shares Outstanding (millions)	365.5	362.8	364.5	361.5
Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	1,993	1,954	2,010	2,018
Athabasca System[2]	253	173	252	177
Spearhead Pipeline	108	109	107	107
Olympic Pipeline	280	302	273	292
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,587	1,623	1,638	1,654
Vector Pipeline	1,291	1,260	1,438	1,344
Enbridge Offshore Pipelines	1,990	1,856	1,979	1,847
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	68	71	253	263
Number of active customers (thousands)	1,957	1,921	1,957	1,921
Degree day deficiency[4]
Actual	505	463	2,430	2,351
Forecast based on normal weather	488	489	2,233	2,245
1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.
2.	Volumes are for the Athabasca mainline and the Waupisoo Pipeline and do not include laterals on the Athabasca System.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	13

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Revenues
Commodity sales	2,216.1	3,305.6	5,266.3	6,550.3
Transportation and other services	651.5	565.9	1,383.9	1,289.0
	2,867.6	3,871.5	6,650.2	7,839.3
Expenses
Commodity costs	2,057.1	3,212.9	4,892.2	6,278.4
Operating and administrative	339.6	309.8	708.2	600.5
Depreciation and amortization	190.2	157.8	370.8	312.0
	2,586.9	3,680.5	5,971.2	7,190.9
	280.7	191.0	679.0	648.4
Income from Equity Investments	58.1	29.9	112.3	90.2
Other Investment Income	281.7	42.8	286.8	97.0
Interest Expense	(133.8)	(131.0)	(281.1)	(265.3)
Gain on Sale of Investments	28.8	694.6	364.9	694.6
	515.5	827.3	1,161.9	1,264.9
Non-Controlling Interests	(12.3)	(9.3)	(21.7)	(26.6)
	503.2	818.0	1,140.2	1,238.3
Income Taxes	(108.5)	(158.6)	(185.7)	(325.9)
Earnings	394.7	659.4	954.5	912.4
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)
Earnings Applicable to Common Shareholders	393.0	657.7	951.1	909.0
Earnings per Common Share	1.08	1.83	2.62	2.53
Diluted Earnings per Common Share	1.08	1.81	2.61	2.51

14	SECOND QUARTER NEWS RELEASE

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Earnings	394.7	659.4	954.5	912.4
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	70.7	7.5	(65.0)	3.5
Reclassification to earnings of realized cash flow hedges, net of tax	(6.9)	(7.5)	90.3	(3.1)
Reclassification to earnings of unrealized cash flow hedges, net of tax	–	–	(19.9)	–
Other comprehensive loss from equity investees	(17.1)	(27.4)	(12.6)	(34.8)
Non-controlling interest in other comprehensive income	5.5	12.5	2.6	17.8
Change in foreign currency translation adjustment	(359.8)	(102.3)	(271.8)	70.9
Change in unrealized gains/(losses) on net investment hedges, net of tax	106.7	56.1	64.6	(36.2)
Other Comprehensive Income/(Loss)	(200.9)	(61.1)	(211.8)	18.1
Comprehensive Income	193.8	598.3	742.7	930.5

ENBRIDGE INC. SECOND QUARTER REPORT 2009	15

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Preferred Shares	125.0	125.0
Common Shares
Balance at beginning of period	3,194.0	3,026.5
Common shares issued	4.0	–
Dividend reinvestment and share purchase plan	66.3	74.2
Shares issued on exercise of stock options	14.6	27.6
Balance at End of Period	3,278.9	3,128.3
Contributed Surplus
Balance at beginning of period	37.9	25.7
Stock-based compensation	14.2	10.1
Options exercised	(0.5)	(1.9)
Balance at End of Period	51.6	33.9
Retained Earnings
Balance at beginning of period	3,383.4	2,537.3
Earnings applicable to common shareholders	951.1	909.0
Common share dividends	(276.6)	(243.9)
Dividends paid to reciprocal shareholder	8.2	7.3
Balance at End of Period	4,066.1	3,209.7
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	32.8	(285.0)
Other comprehensive income/(loss)	(211.8)	18.1
Balance at End of Period	(179.0)	(266.9)
Reciprocal Shareholding	(154.3)	(154.3)
Total Shareholders’ Equity	7,188.3	6,075.7
Dividends Paid per Common Share	0.74	0.66

16	SECOND QUARTER NEWS RELEASE

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Operating Activities
Earnings	394.7	659.4	954.5	912.4
Depreciation and amortization	190.2	157.8	370.8	312.0
Unrealized (gains)/losses on derivative instruments	(162.5)	56.1	(48.7)	21.4
Equity earnings (in excess of)/less than cash distributions	(10.0)	1.6	(17.8)	(40.8)
Gain on reduction of ownership interest	–	–	–	(12.3)
Gain on sale of investment in NetThruPut	(28.8)	–	(28.8)	–
Gain on sale of investment in OCENSA	–	–	(336.1)	–
Gain on sale of investment in CLH	–	(694.6)	–	(694.6)
Future income taxes	63.7	61.9	39.4	180.0
Allowance for equity funds used during construction	(28.7)	(12.2)	(60.6)	(20.9)
Non-controlling interests	12.3	9.3	21.7	26.6
Other	(41.5)	8.6	(30.7)	22.1
Changes in operating assets and liabilities	308.1	78.5	716.0	376.4
	697.5	326.4	1,579.7	1,082.3
Investing Activities
Long-term investments	(0.8)	(1.6)	(1.7)	(6.8)
Sale of investment in NetThruPut	22.6	–	22.6	–
Sale of investment in OCENSA	–	–	511.8	–
Sale of investment in CLH	–	1,369.0	–	1,369.0
Sale of property, plant and equipment	87.2	–	87.2	–
Settlement of OCENSA currency hedges	–	–	5.8	–
Settlement of CLH hedges	–	(47.0)	–	(47.0)
Additions to property, plant and equipment	(539.8)	(636.5)	(1,350.4)	(1,232.5)
Additions to intangible assets	(11.4)	(16.3)	(38.1)	(32.3)
Change in construction payable	(45.7)	7.2	(88.4)	12.5
	(487.9)	674.8	(851.2)	62.9
Financing Activities
Net change in short-term borrowings	(312.2)	(39.8)	(874.6)	(472.9)
Net change in commercial paper and credit facility draws	143.7	(782.2)	48.0	(243.3)
Net change in non-recourse short-term debt	17.2	3.7	(0.3)	4.9
Debenture and term note issues	400.0	–	400.0	–
Debenture and term note repayments	(316.2)	–	(416.2)	(100.0)
Net change in Southern Lights project financing	33.2	–	190.2	–
Net non-recourse long-term debt repayments	(36.3)	(30.6)	(37.0)	(30.1)
Distributions to non-controlling interests	(19.6)	(9.2)	(24.8)	(13.1)
Common share issued	8.0	14.1	12.6	24.3
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(106.4)	(87.0)	(210.3)	(170.5)
	(190.3)	(932.7)	(915.8)	(1,004.1)
Increase/(Decrease) in Cash and Cash Equivalents	19.3	68.5	(187.3)	141.1
Cash and Cash Equivalents at Beginning of Period	335.1	239.3	541.7	166.7
Cash and Cash Equivalents at End of Period[1]	354.4	307.8	354.4	307.8

1.	Cash and cash equivalents at June 30, 2009 consists of $148.3 million (2008—$107.4 million) of cash and $206.1 million (2008 – $200.4 million) of short-term investments.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	17

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	June 30, 2009	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	354.4	541.7
Accounts receivable and other	1,761.3	2,322.5
Inventory	601.0	844.7
	2,716.7	3,708.9
Property, Plant and Equipment, net	17,598.1	16,156.9
Long-Term Investments	2,171.5	2,491.8
Deferred Amounts and Other Assets	2,471.0	1,318.4
Intangible Assets	472.5	458.0
Goodwill	385.4	389.2
Future Income Taxes	150.3	178.2
	25,965.5	24,701.4
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	–	874.6
Accounts payable and other	2,287.3	2,411.5
Interest payable	95.3	101.9
Current maturities of long-term debt	550.7	533.8
Current maturities of non-recourse debt	176.6	184.7
	3,109.9	4,106.5
Long-Term Debt	10,175.9	10,154.9
Non-Recourse Long-Term Debt	1,414.0	1,474.0
Other Long-Term Liabilities	1,205.8	259.0
Future Income Taxes	2,106.2	1,290.8
Non-Controlling Interests	765.4	797.4
	18,777.2	18,082.6
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,278.9	3,194.0
Contributed surplus	51.6	37.9
Retained earnings	4,066.1	3,383.4
Accumulated other comprehensive income/(loss)	(179.0)	32.8
Reciprocal shareholding	(154.3)	(154.3)
	7,188.3	6,618.8
	25,965.5	24,701.4

18	SECOND QUARTER NEWS RELEASE

ENBRIDGE INC.

SEGMENTED INFORMATION

Three months ended June 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	321.8	103.2	77.3	2,354.4	0.7	10.2	2,867.6
Commodity costs	–	–	–	(2,056.8)	–	(0.3)	(2,057.1)
Operating and administrative	(134.2)	(30.2)	(26.8)	(139.1)	(2.9)	(6.4)	(339.6)
Depreciation and amortization	(56.9)	(31.1)	(21.0)	(74.6)	–	(6.6)	(190.2)
	130.7	41.9	29.5	83.9	(2.2)	(3.1)	280.7
Income from equity investments	–	–	61.5	(3.4)	–	–	58.1
Other investment income and gain on sale of investments	38.6	7.4	2.8	(3.7)	(0.3)	265.7	310.5
Interest and preferred share dividends	(44.7)	(19.4)	(14.2)	(42.1)	–	(15.1)	(135.5)
Non-controlling interests	(0.5)	–	(10.1)	(1.6)	–	(0.1)	(12.3)
Income taxes	(27.2)	(11.1)	(26.6)	(12.6)	0.7	(31.7)	(108.5)
Earnings applicable to common shareholders	96.9	18.8	42.9	20.5	(1.8)	215.7	393.0

Three months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	269.8	83.5	72.4	3,440.9	2.4	2.5	3,871.5
Commodity costs	–	–	–	(3,212.9)	–	–	(3,212.9)
Operating and administrative	(115.6)	(30.1)	(23.7)	(128.8)	(4.3)	(7.3)	(309.8)
Depreciation and amortization	(42.4)	(23.3)	(18.8)	(71.4)	(0.2)	(1.7)	(157.8)
	111.8	30.1	29.9	27.8	(2.1)	(6.5)	191.0
Income from equity investments	–	–	22.9	(4.5)	13.1	(1.6)	29.9
Other investment income and gain on sale of investments	14.0	1.2	1.5	6.0	705.2	9.5	737.4
Interest and preferred share dividends	(30.3)	(16.2)	(14.6)	(47.0)	–	(24.6)	(132.7)
Non-controlling interests	(0.4)	–	(7.0)	(1.8)	–	(0.1)	(9.3)
Income taxes	(18.8)	(6.2)	(10.7)	3.8	(138.3)	11.6	(158.6)
Earnings applicable to common shareholders	76.3	8.9	22.0	(15.7)	577.9	(11.7)	657.7

ENBRIDGE INC. SECOND QUARTER REPORT 2009	19

Six months ended June 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	633.5	204.1	152.0	5,635.3	2.1	23.2	6,650.2
Commodity costs	–	–	–	(4,891.2)	–	(1.0)	(4,892.2)
Operating and administrative	(284.1)	(60.6)	(51.3)	(288.0)	(5.7)	(18.5)	(708.2)
Depreciation and amortization	(108.4)	(58.8)	(41.8)	(148.5)	(0.2)	(13.1)	(370.8)
	241.0	84.7	58.9	307.6	(3.8)	(9.4)	679.0
Income from equity investments	–	–	103.5	8.8	–	–	112.3
Other investment income and gain on sale of investments	69.3	9.3	4.5	5.2	343.3	220.1	651.7
Interest and preferred share dividends	(77.9)	(38.2)	(28.4)	(89.7)	–	(50.3)	(284.5)
Non-controlling interests	(0.8)	–	(16.8)	(3.3)	–	(0.8)	(21.7)
Income taxes	(43.7)	(20.8)	(47.4)	(74.1)	(6.7)	7.0	(185.7)
Earnings applicable to common shareholders	187.9	35.0	74.3	154.5	332.8	166.6	951.1

Six months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	544.2	166.1	141.6	6,977.4	5.1	4.9	7,839.3
Commodity costs	–	–	–	(6,278.4)	–	–	(6,278.4)
Operating and administrative	(224.7)	(51.9)	(43.5)	(260.6)	(7.8)	(12.0)	(600.5)
Depreciation and amortization	(82.7)	(44.3)	(37.9)	(143.3)	(0.4)	(3.4)	(312.0)
	236.8	69.9	60.2	295.1	(3.1)	(10.5)	648.4
Income from equity investments	(0.3)	–	58.0	9.1	25.0	(1.6)	90.2
Other investment income and gain on sale of investments	22.0	6.0	21.3	9.3	710.6	22.4	791.6
Interest and preferred share dividends	(54.9)	(31.6)	(30.4)	(98.1)	–	(53.7)	(268.7)
Non-controlling interests	(0.7)	–	(22.0)	(3.4)	–	(0.5)	(26.6)
Income taxes	(50.5)	(17.2)	(34.0)	(73.9)	(138.3)	(12.0)	(325.9)
Earnings applicable to common shareholders	152.4	27.1	53.1	138.1	594.2	(55.9)	909.0

20	SECOND QUARTER NEWS RELEASE

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2009. It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2008. All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	96.9	76.3	187.9	152.4
Gas Pipelines	18.8	8.9	35.0	27.1
Sponsored Investments	42.9	22.0	74.3	53.1
Gas Distribution and Services	20.5	(15.7)	154.5	138.1
International	(1.8)	577.9	332.8	594.2
Corporate	215.7	(11.7)	166.6	(55.9)
Earnings Applicable to Common Shareholders	393.0	657.7	951.1	909.0
Earnings per Common Share	1.08	1.83	2.62	2.53
Diluted Earnings per Common Share	1.08	1.81	2.61	2.51

Earnings applicable to common shareholders were $393.0 million for the three months ended June 30, 2009, or $1.08 per common share, compared with $657.7 million, or $1.83 per common share for the three months ended June 30, 2008. In the second quarter of 2008, the Company recorded a $556.1 million after-tax gain on the sale of the Company’s interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH). Net of this gain, earnings for the three months ended June 30, 2009 were $291.4 million higher than the comparable prior year period. This increase reflected a higher contribution from Enbridge Energy Partners (EEP), allowance for equity funds used during construction (AEDC) in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

Earnings applicable to common shareholders were $951.1 million for the six months ended June 30, 2009, or $2.62 per common share, compared with $909.0 million, or $2.53 per common share for the same period in 2008. Included in earnings for the six months ended June 30, 2009 was $329.0 million related to the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) and $24.9 million related to the sale of NetThruPut (NTP). Earnings for the six months ended June 30, 2008 included $556.1 million related to the sale of the Company’s investment in CLH. Excluding the impact of these dispositions, earnings for the six months ended June 30, 2009 were $244.3 million higher than for the six months ended June 30, 2008. The increase in earnings resulted from similar factors as for the three months results.

FORWARD-LOOKING INFORMATION

Forward looking information, or forward looking statements, have been included in this MD&A to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including

ENBRIDGE INC. SECOND QUARTER REPORT 2009	3

management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; anticipated in-service dates and weather.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss), which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	96.9	76.3	193.9	152.4
Gas Pipelines	17.3	11.2	33.5	26.6
Sponsored Investments	39.2	26.1	71.1	50.1
Gas Distribution and Services	35.6	28.6	165.8	149.8
International	(1.8)	19.0	3.8	38.1
Corporate	7.3	(11.7)	(4.2)	(28.6)
Adjusted Earnings	194.5	149.5	463.9	388.4
Adjusted Earnings per Common Share	0.54	0.42	1.28	1.08

Adjusted earnings were $194.5 million, or $0.54 per common share, for the three months ended June 30, 2009, compared with $149.5 million, or $0.42 per common share, for the three months ended June 30, 2008. Adjusted earnings were $463.9 million, or $1.28 per common share, for the six months ended June 30, 2009, compared with $388.4 million, or $1.08 per common share, for the six months ended June 30, 2008.

The following factors increased adjusted earnings in both the three and six month periods:

•	AEDC on Southern Lights Pipeline and, within Enbridge System, on Alberta Clipper as well as Line 4, until April 2009 when Line 4 was placed into service.
•

An increased contribution from EEP resulting from higher gas and crude oil delivery volumes, tariff surcharges for recent expansions, the Company’s increased ownership interest and favourable exchange rate.

•	Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.
•	Lower interest rates and resulting favourable interest expense within the Corporate segment.

These increases were partially offset by decreased earnings from International as a result of the sale of OCENSA in the first quarter of 2009 and CLH in the second quarter of 2008.

DISRUPTION TO FUNCTIONING OF CAPITAL MARKETS

The global credit crisis disrupted the capital debt and equity markets in the fall of 2008, adversely impacting credit availability and pricing. These markets have all improved to varying degrees and, while not functioning on the same basis as pre-2008, there has been reasonable demand in the capital markets for opportunities with investment grade corporations and pricing has stabilized. The Company has selectively accessed the markets in the first half of 2009 and anticipates continued access, given its expected future growth and related funding requirements. It is possible that future market events or conditions may pose potential changes. The Company’s strong, predictable, internally generated cash flows, common share issuances under the Company Dividend Reinvestment and Share Purchase Plan, and access to adequate committed credit facilities from diversified sources assist in mitigating these challenges. The Company’s investment grade credit rating is also expected to support continued access to capital markets and debt refinancing at reasonable terms, if required.

DECLINE IN COMMODITY PRICES

As an energy transportation company, Enbridge has limited direct exposure to commodity price changes and the Company employs comprehensive risk management practices to mitigate residual commercial exposures. Most

ENBRIDGE INC. SECOND QUARTER REPORT 2009	5

significantly, the Company’s assets and operations are largely secured by high quality shipper volume commitments. Similarly, liquids pipelines growth projects under construction are commercially secured with limited volume sensitivity and are therefore not expected to be significantly impacted by commodity price declines. Low commodity prices are resulting in the delays or cancellation of some crude oil and natural gas development and expansion projects. Should current trends continue long term, opportunities for future growth projects may be adversely affected.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

The Liquids Pipelines strategy is driven by shippers’ need for adequate export capacity and market alternatives, economic sources of diluent and United States refiners’ need to maintain diversified sources of supply. Second quarter progress on growth projects within the key components of the Liquids Pipelines strategy are discussed below.

Southern Access Mainline Expansion Project

The Southern Access Mainline Expansion Project has added a total of 400,000 barrels per day (bpd) incremental capacity to the mainline system. Construction of the final stage of the United States expansion project, which consists of a new 224-kilometre (139-mile) 42-inch pipeline from Delavan, Wisconsin to Flanagan, Illinois, was completed on schedule in the first quarter of 2009. The pipeline was placed into service and the associated toll surcharge took effect on April 1, 2009. Linefill for the second stage of construction commenced during April 2009, with the first deliveries to Flanagan in early May.

Alberta Clipper Project

The Alberta Clipper Project involves the construction of a new 36-inch diameter pipeline from Hardisty, Alberta to Superior, Wisconsin generally within or alongside Enbridge’s existing right-of-way. The Alberta Clipper Project will interconnect with the existing mainline system in Superior where it will provide access to Enbridge’s full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka and Cushing. The project will have an initial capacity of 450,000 bpd, is expandable to 800,000 bpd and will form part of the existing Enbridge System in Canada and the EEP Lakehead System in the United States.

Construction on the Canadian segment of the line remains on schedule for an expected in-service date of mid-2010. This segment has an expected cost of $2.4 billion, including allowance for funds used during construction (AFUDC), with expenditures to date totaling $1.2 billion. Construction on the United States segment, to be undertaken by EEP, also remains on schedule to be in service in mid-2010. The cost of the United States segment is estimated at US$1.2 billion, with expenditures to date totaling $0.3 billion. As announced on July 20, 2009, Enbridge has committed to fund two-thirds of the United States segment of the Alberta Clipper project. Enbridge and EEP will share in cost overruns or savings against estimates, for costs deemed to be controllable costs. Controllable costs comprise approximately 70% of the total cost estimate.

Line 4 Extension Project

The $0.3 billion Line 4 Extension Project was substantially complete and ready to receive linefill at the end of

March 2009, and associated tolls were collected starting April 1, 2009. Final restoration work will be completed in the summer of 2009.

Spearhead Pipeline Expansion

This US$0.1 billion expansion includes additional pumping stations to increase capacity from Flanagan, Illinois to Cushing, Oklahoma by 68,300 bpd to 193,300 bpd. The expansion began in September 2008, was completed at the end of March 2009 and was placed in service on May 1, 2009.

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sale of Spearhead Pipeline

On May 1, 2009, the Company sold a section of the Spearhead Pipeline to EEP for proceeds of US$75 million. The section of the crude oil pipeline system sold, known as Spearhead North, includes approximately seven storage tanks and 121 kilometres (75 miles) of pipeline that was reversed to provide northbound service from Flanagan, Illinois to Griffith, Indiana. Spearhead North complements EEP’s existing Lakehead System interconnectivity at Flanagan.

Southern Lights Pipeline

When completed, the 180,000 bpd Southern Lights pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. The project involves reversing the flow of a portion of Enbridge’s Line 13, an existing crude oil pipeline which runs from Edmonton to Clearbrook, Minnesota. In order to replace the light crude capacity that would be lost through the reversal of Line 13, the Southern Lights Project also includes the construction of a new 20-inch diameter light sour crude oil pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, and modifications to existing Line 2. These changes to the existing crude oil system increased southbound light crude system capacity by approximately 45,000 bpd. The capacity replacement will permit Line 13 to be taken out of service and reversed for diluent service. The LSr Pipeline and Line 2 modifications, which allow Line 2 to operate at higher design rates, were completed and placed in service in the first quarter of 2009.

In the United States, construction of the LSr Pipeline and Line 2 modifications as well as diluent pipeline construction between Superior, Wisconsin and Streator, Illinois are complete. Remaining mainline construction includes a 72-kilometre (45-mile) diluent pipeline between Streator and Manhattan, Illinois and a 306-kilometre (190-mile) diluent segment, in conjunction with construction of the Alberta Clipper Project, between Clearbrook, Minnesota and Superior, Wisconsin. Construction of these remaining United States line segments are expected to commence in the third quarter of 2009. In addition, construction has commenced on diluent receipt tankage at Manhattan as well as pump station facilities along the newly constructed diluent line in the United States. The diluent line is expected to be in service in 2010.

The total expected project cost is US$1.7 billion (including AFUDC) for the United States segment and is $0.5 billion (including AFUDC) for the Canadian segment. Expenditures to date are US$1.0 billion and $0.5 billion for the United States and Canadian segments, respectively.

Line 13 Exchange

In February 2009, the Company transferred the United States section of the newly constructed LSr Pipeline to EEP at book value in exchange for the United States portion of Line 13. The exchange was made on a basis considered to be fair to both parties and the tolls and earnings on the LSr Pipeline and Line 13 within EEP are expected to be substantially unchanged.

Hardisty Terminal

Enbridge is expanding its crude oil terminal at Hardisty, Alberta adding tankage capacity of 7.5 million barrels. Overall project construction was approximately 92% complete at the end of the second quarter of 2009. Thirteen of the 19 tanks have been placed into service and the remaining six tanks are expected to enter into service in September 2009. Once completed, the $0.6 billion Hardisty Terminal will be one of the largest crude oil terminals in North America. At the end of the second quarter of 2009, expenditures to date were $0.5 billion.

Imperial/ExxonMobil Oil Sands Pipeline

In June 2009, Enbridge entered into an agreement with Imperial Oil Resources Ventures Limited and ExxonMobil Canada Properties to provide for the transportation of blended bitumen from the Kearl oil sands mine to crude oil hubs in the Edmonton, Alberta area. The pipeline will be phased with the mine expansion, with the first phase involving new pipe build from the mine to the Cheecham Terminal, and service on Enbridge’s existing Waupisoo

ENBRIDGE INC. SECOND QUARTER REPORT 2009	7

Pipeline from Cheecham to the Edmonton area. Enbridge plans to file regulatory applications for Phase I facilities by the end of 2009 with an expected in-service date of late 2012. The estimated cost of the pipelines and related facilities is subject to finalization of scope, detailed engineering and regulatory approvals.

Fort Hills Pipeline System

In November 2007, Enbridge was selected by Fort Hills Energy L.P. (FHELP) as its pipeline and terminaling services provider for the initial phase of the Fort Hills project and all subsequent expansions. In late 2008, FHELP announced that its final investment decision for the mining portion of the project was being deferred until costs could be reduced, and commodity prices and financial markets strengthened. It also announced that the Fort Hills upgrader was put on hold and that a decision to proceed with the upgrader would be made at a later date. Accordingly, the scope of the Fort Hills Pipeline System is being reevaluated by FHELP and the planned in-service date for the project has been deferred beyond the original planned date of mid-2011. Expenditures to date are approximately $0.1 billion and are commercially recoverable from FHELP.

New Market Access

In addition to the planned construction of the Southern Access Extension which is expected to provide access to the Patoka market and the recently completed expansion of the Spearhead Pipeline, Enbridge will continue to pursue new opportunities to provide broader market access for Canadian bitumen and synthetic crudes. Key opportunities being pursued include: Eastern PADD II access into the Michigan and Ohio markets; access to United States Gulf Coast refining centers through a combination of smaller incremental opportunities and large volume solutions; PADD I access into the East Coast market near Philadelphia; and the Northern Gateway pipeline to the Pacific Coast.

Northern Gateway Project

The Northern Gateway Project involves constructing a twin pipeline system running from near Edmonton, Alberta, to a new marine terminal in Kitimat, British Columbia. One pipeline will transport crude oil for export from the Edmonton area to Kitimat, and is expected to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline will be used to import condensate and is expected to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

The Company has secured funding from Western Canada oil sands producers and Pacific Rim refiners to seek regulatory approval of the project. The Company continues to hold consultation meetings and open houses with communities and First Nations along the pipeline route to receive input, create opportunities for economic partnerships and incorporate traditional aboriginal knowledge into the planning and operations of the proposed project. Enbridge expects to file its regulatory application with the NEB in 2009. Subject to continued commercial support and regulatory and other approvals, the Company estimates that the earliest Northern Gateway could be in service is the 2015 time frame.

GAS PIPELINES

The Gas Pipelines strategy is based on the Company’s forecast supply and demand for natural gas. Progress made on major projects which support this strategy is set out below.

Walker Ridge Gathering System

On July 29, 2009, Enbridge announced it had entered into Letters of Intent (LOI) with Chevron Corp. that could result in the expansion of its central Gulf of Mexico offshore pipeline system. Under the terms of the LOI, Enbridge proposes to construct, own and operate the WRGS to provide natural gas gathering services to the potential Jack, St. Malo and Big Foot ultra deepwater developments. The WRGS is expected to include approximately 306 kilometres (190 miles) of 8-inch, 10-inch and/or 12-inch diameter pipeline at depths of up to 7,000 feet and will have a capacity of 100 million cubic feet per day. The estimated cost of the WRGS is approximately US$500 million, subject to finalization of scope and definitive cost estimates.

8	MANAGEMENT’S DISCUSSION AND ANALYSIS

LaCrosse Pipeline

In May 2009, the Company successfully completed a non-binding open season for the proposed LaCrosse Pipeline. This project includes an interstate pipeline to transport natural gas from EEP’s Carthage Hub in Panola County, Texas, to Washington Parish in Southeastern Louisiana. The 483-kilometre (300-mile) pipeline would have at least 1.0 bcf/d capacity and would provide an outlet for increasing supplies of natural gas originating in the East Texas and Fort Worth producing basins and the growing Haynesville Shale play.

Rockies Alliance Pipeline

Alliance Pipeline US (Alliance), Questar Overthrust Pipeline Company (Questar) and Spectra Energy Transmission LLC are jointly proposing a natural gas pipeline connecting the United States Rocky Mountain region to the Chicago market hub. The proposed Rockies Alliance Pipeline (RAP) project is being developed in response to rapidly increasing supply from the United States Rocky Mountain region. RAP will enable producers, marketers and end-users to connect new gas supplies in the Greater Green River, Piceance, Uinta and Powder River basins with one of the largest and fastest growing markets in North America. The RAP project will take advantage of existing infrastructure with both Alliance and Questar to provide competitive transportation to key market areas.

RAP will initially provide 1.3 billion cubic feet per day (bcf/d) of transportation capacity which is expandable to 1.7 bcf/d with additional compression. Provided that a sufficient level of capacity subscription is achieved in 2010, the pipeline is expected to be in service in 2013.

Shenzi Project

Enbridge has completed construction of a natural gas lateral to connect the new deepwater Shenzi field to existing Gulf of Mexico pipelines. The US$0.1 billion 11-mile (18-kilometre), 12-inch diameter gas pipeline has capacity of 0.1 bcf/d. The Shenzi lateral, which delivers natural gas through the Company’s 22%-owned Cleopatra Pipeline, the 50%-owned Manta Ray Pipeline and the 50%-owned Nautilus Pipeline, was placed into service in April 2009 concurrent with producer first volumes.

SPONSORED INVESTMENTS

Enbridge Energy Partners

The objective of Enbridge’s affiliate, EEP, is to increase its distributions primarily through the optimization of existing assets, including increased throughput, and the expansion of existing liquids and natural gas midstream businesses. Progress made on the Southern Access Mainline Expansion and Alberta Clipper projects being undertaken in partnership with EEP has been described in the Liquids Pipelines section above. In addition to the projects described under Liquids Pipelines, EEP is undertaking the following project:

North Dakota System Expansion

In addition to recent expansions, EEP is undertaking a further expansion of the North Dakota Pipeline System at an approximate cost of US$0.1 billion. The expansion is expected to increase system capacity from 110,000 bpd to 161,000 bpd and will consist of upgrades to existing pump stations, additional tankage as well as extensive use of drag reducing agents that are injected into the pipeline. The commercial structure for this expansion is a cost-of-service based surcharge that will be added to the existing transportation rates. Approval was received from the Federal Energy Regulatory Commission (FERC) in October 2008. The expansion is expected to be in service in early 2010.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	9

Enbridge Income Fund

Enbridge Income Fund’s (EIF) strategy is to maximize the efficiency and profitability of its existing assets, pursue organic growth and expansion opportunities. The following project is being undertaken by EIF:

Saskatchewan System Capacity Expansion

The scope of Phase II of the Saskatchewan System Capacity Expansion has been finalized to include three separate projects that will reduce capacity constraints at a variety of locations. Collectively, the projects will increase capacity across the system by approximately 125,000 bpd at an estimated cost of approximately $0.1 billion. Construction will begin in the third quarter of 2009 and all three projects comprising the Phase II Saskatchewan System Capacity Expansion are expected to be complete in the fourth quarter of 2010.

GAS DISTRIBUTION AND SERVICES

Enbridge Gas Distribution

In September 2008, the Company filed an application with the Ontario Energy Board (OEB) to adjust rates for 2009 pursuant to the 2008 approved incentive regulation (IR) formula and to seek approval for specific changes to the Rate Handbook. A settlement containing all applied for aspects of the formulaic component of the IR rate setting process was approved in December 2008. The Company received a fiscal 2009 final rate order in February 2009 approving the implementation of a rate change effective April 1, 2009. This change will enable the Company to recover the approved revenues retroactively to January 1, 2009.

CORPORATE

Ontario Wind Project

The 190-megawatt wind power project, located in the Municipality of Kincardine on the Eastern shore of Lake Huron in Ontario, was completed in the fourth quarter of 2008, and 65 of the 115 wind turbines were operating and delivering power to the grid by the end of 2008. During the first quarter of 2009, the remaining 50 turbines were phased into service and the wind project attained full commercial operation. The final capital cost of the project is $0.5 billion.

Alberta Saline Aquifer Project

The 38-member Alberta Saline Aquifer Project (ASAP) completed Phase I of the three-phase carbon dioxide storage project in March 2009, which focused primarily on identifying deep saline aquifer locations in Alberta that would be suitable for a carbon dioxide storage pilot project. The costs associated with Phase I were covered by ASAP participants and a grant from the Alberta Energy Research Institute.

The Federal Government of Canada will contribute funding for Phase II, constructing the pilot project, under its $0.2 billion ecoENERGY Technology initiative. In addition, the Government of Alberta announced that the EPCOR/Enbridge proposal for an integrated gasification combined-cycle (IGCC) carbon capture power generation facility at Genesee is one of three projects selected for the negotiation of letters of intent under the province’s $2 billion program for large-scale carbon capture and storage (CCS) projects. The Genesee IGCC CCS project would be North America’s first project combining an IGCC commercial-scale near-zero-emission thermal power plant with carbon capture, compression and storage. It has the potential to capture more than 3,300 tonnes per day or 1.2 million tonnes of carbon dioxide emissions a year. Enbridge would be responsible for transporting captured CO2 from the Genesee site for use in enhanced oil recovery or permanent storage in deep saline aquifers, and ASAP would be responsible for saline aquifer sequestration.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge System	65.5	49.8	124.0	101.5
Athabasca System	16.6	15.4	33.3	28.8
Spearhead Pipeline	2.4	2.2	5.7	5.4
Olympic Pipeline	1.9	2.4	4.2	4.8
Southern Lights Pipeline	12.2	4.2	27.5	8.9
Feeder Pipelines and Other	(1.7)	2.3	(0.8)	3.0
Adjusted Earnings	96.9	76.3	193.9	152.4
Athabasca System – leak remediation costs	–	–	(6.0)	–
Earnings	96.9	76.3	187.9	152.4

Liquids Pipelines adjusted earnings for the three months ended June 30, 2009 were $96.9 million, an increase of $20.6 million compared with adjusted earnings of $76.3 million for the three months ended June 30, 2008. Adjusted earnings for the six months ended June 30, 2009 were $193.9 million, an increase of $41.5 million compared with adjusted earnings of $152.4 million in the prior year comparable period. The adjusted earnings increase for both the three and six month periods ended June 30, 2009, compared with the corresponding periods of 2008, was largely due to higher earnings from Enbridge System and Southern Lights Pipeline, including the impact of AEDC.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company’s significant growth period and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the Enbridge System was $15.3 million (2008 – $4.0 million) for the three months ended June 30, 2009 and $30.4 million (2008 – $6.2 million) for the six months ended June 30, 2009. The earnings impact of AEDC for the Southern Lights Pipeline was $8.7 million (2008 – $4.2 million) for the three months ended June 30, 2009 and $19.7 million (2008 – $8.9 million) for the six months ended June 30, 2009.

Enbridge System earnings included AEDC on Alberta Clipper as well as Line 4, until April 2009 when Line 4 was placed into service. These positive impacts were partially offset by higher labour costs and higher pipeline integrity costs. Earnings for the three months ended June 30, 2009 also included increased tolls resulting from a higher rate base due to the Line 4 Extension Project.

The increase in Athabasca System adjusted earnings for the first six months of 2009, compared with the first half of 2008, reflected contributions from the Waupisoo Pipeline that went in service in June 2008 and the positive impact of terminal infrastructure additions.

Higher Southern Lights Pipeline earnings reflected AEDC recognized on a growing capital base while the project continued to be under construction as well as earnings from the LSr Pipeline which became operational during the first quarter of 2009.

The decrease in earnings in Feeder Pipelines and Other is primarily due to increased business development costs.

Liquids Pipelines earnings were impacted by a $6.0 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal in January 2009.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	11

GAS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Alliance Pipeline US	6.6	5.9	13.1	11.9
Vector Pipeline	3.6	3.0	9.3	7.0
Enbridge Offshore Pipelines (Offshore)	7.1	2.3	11.1	7.7
Adjusted Earnings	17.3	11.2	33.5	26.6
Alliance Pipeline US – shipper claim settlement	–	–	–	2.8
Offshore – property insurance recovery from 2008 hurricanes	1.5	–	1.5	–
Offshore – repair costs from 2005 hurricanes	–	(2.3)	–	(2.3)
Earnings	18.8	8.9	35.0	27.1

Gas Pipelines adjusted earnings for the three and six months ended June 30, 2009 were $17.3 million and $33.5 million, respectively, compared with $11.2 million and $26.6 million for the three and six months ended June 30, 2008. Adjusted earnings for Vector Pipeline for 2009 were strengthened as a result of an increase in market demand and the impact of a stronger United States dollar. Offshore adjusted earnings for the three and six months ended June 30, 2009 included $3.8 million in insurance proceeds, which was an interim reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008. Second quarter 2009 earnings also included contributions from Shenzi volumes since its in-service date of April 2009.

Gas Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for the six months ended June 30, 2008 were impacted by $2.8 million in proceeds received by Alliance Pipeline US from the settlement of a claim against a former shipper which repudiated its capacity commitment.

•	Earnings for the three and six months ended June 30, 2009 included insurance proceeds of $1.5 million related to the replacement of damaged infrastructure as a result of the 2008 hurricanes.
•

In the second quarter of 2008, Offshore incurred $2.3 million in additional costs related to 2005 hurricanes. Effective June 1, 2009, Offshore’s insurance policy no longer includes coverage related to named windstorms, such as hurricanes. The decision to exclude this coverage from the policy was a result of significant increases in insurance premiums and deductibles. As a result of the change in coverage, damage caused by future hurricanes will impact Offshore’s financial performance. Financial impacts may result from damage to Offshore facilities resulting in decreased revenues from lower throughput as well as inspection and repair costs. Partially offsetting this exposure, the Stingray Pipeline system implemented, as part of a recent FERC rate case settlement, an event surcharge mechanism to allow recovery from shippers for hurricane damage.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS

SPONSORED INVESTMENTS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Energy Partners	27.3	15.0	48.1	28.7
Enbridge Income Fund	11.9	11.1	23.0	21.4
Adjusted Earnings	39.2	26.1	71.1	50.1
EEP – unrealized derivative fair value gains/(losses)	3.7	(4.1)	0.1	(2.8)
EEP – Lakehead System billing correction	–	–	3.1	–
EEP – dilution gain on Class A unit issuance	–	–	–	4.5
EIF – Alliance Canada shipper claim settlement	–	–	–	1.3
Earnings	42.9	22.0	74.3	53.1

Sponsored Investments’ adjusted earnings were $39.2 million for the three months ended June 30, 2009, compared with $26.1 million for the three months ended June 30, 2008. For the six months ended June 30, 2009, adjusted earnings were $71.1 million, compared to $50.1 million in the comparable prior year period. EEP adjusted earnings increased due to the Company’s higher ownership interest in EEP resulting from the December 2008 Class A unit subscription; an increased contribution due to higher gas and crude oil delivery volumes and tariff surcharges for recent expansions; higher incentive income; and the stronger United States dollar.

Sponsored Investment earnings for the three and six months ended June 30, 2009 and June 30, 2008 were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•	Earnings from EEP included a Lakehead System billing correction of $3.1 million (net to Enbridge) related to services provided in prior periods.
•

EEP earnings for the six months ended June 30, 2008 include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge’s ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In December 2008, Enbridge purchased 16.3 million Class A common units of EEP, resulting in an ownership increase to 27.0%.

•

Earnings from EIF for the six months ended June 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	13

GAS DISTRIBUTION AND SERVICES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Gas Distribution (EGD)	16.1	10.9	93.4	95.6
Noverco	0.7	0.2	15.2	16.0
Enbridge Gas New Brunswick	4.3	3.5	8.5	6.7
Other Gas Distribution	0.8	0.5	7.4	6.2
Energy Services	7.2	4.1	30.4	13.5
Aux Sable	7.9	10.0	13.5	13.4
Other	(1.4)	(0.6)	(2.6)	(1.6)
Adjusted Earnings	35.6	28.6	165.8	149.8
EGD – colder/(warmer) than normal weather	(0.5)	(3.8)	14.0	9.9
EGD – interest income on GST refund	–	–	6.7	–
Energy Services – unrealized fair value losses, net	(3.3)	(35.2)	(11.2)	(35.2)
Aux Sable – unrealized derivative fair value gains/(losses)	(11.3)	(5.3)	(18.1)	13.6
Other – adoption of new accounting standard	–	–	(2.7)	–
Earnings/(Loss)	20.5	(15.7)	154.5	138.1

Gas Distribution and Services adjusted earnings for the three months ended June 30, 2009 were $35.6 million, an increase of $7.0 million compared with $28.6 million for the three months ended June 30, 2008. Adjusted earnings for the six months ended June 30, 2009 were $165.8 million, an increase of $16.0 million compared with adjusted earnings of $149.8 million in the prior year comparable period. This increase in the six months adjusted earnings was primarily due to increased adjusted earnings at Energy Services, partially offset by a decrease in adjusted earnings at EGD.

EGD had adjusted earnings of $16.1 million (2008 – $10.9 million) for the three months ended June 30, 2009. EGD’s adjusted earnings for the six months ended June 30, 2009 were $93.4 million compared with adjusted earnings of $95.6 million for the six months ended June 30, 2008. The increase in EGD’s adjusted earnings in the second quarter of 2009 compared with the second quarter of 2008 was primarily due to customer growth and lower interest expense, partially offset by higher operating costs and estimated accrued earnings sharing with customers under the current incentive regulation term. The decrease in EGD’s year-to-date adjusted earnings was primarily due to timing differences related to monthly fixed charges on customers’ bills, partially offset by lower interest expense. As initially reflected in the results for the first quarter of 2008, and in line with scheduled progressive changes contained in the five year Incentive Regulation terms, EGD’s fixed charge billing per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify EGD’s quarterly earnings profile relative to the prior year, but do not affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters.

Energy Services adjusted earnings increased from $4.1 million for the three months ended June 30, 2008 to $7.2 million for the three months ended June 30, 2009. Energy Services adjusted earnings increased from $13.5 million for the six months ended June 30, 2008 to $30.4 million for the six months ended June 30, 2009. The increase was due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.

Aux Sable adjusted earnings decreased from $10.0 million for the three months ended June 30, 2008 to $7.9 million for the three months ended June 30, 2009. For the six months ended June 30, 2009, Aux Sable’s adjusted

14	MANAGEMENT’S DISCUSSION AND ANALYSIS

earnings were $13.5 million compared to $13.4 million for the six months ended June 30, 2008. Adjusted earnings for the three and six months ended June 30, 2009 reflect favourable risk management of fractionation margins and earnings from the upside sharing mechanism as a result of strong fractionation margins, albeit at levels below those recognized in the prior year quarter.

Gas Distribution and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EGD for each period are adjusted to reflect the impact of weather.
•	Earnings from EGD for the six months ended June 30, 2009 included interest income of $6.7 million related to the recovery of excess GST remitted to Canada Revenue Agency (CRA).
•

Energy Services earnings for 2009 and 2008 reflected unrealized fair value losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions. During the first quarter of 2009, the Company adopted fair value accounting for inventory held at its commodity marketing businesses.

•

Aux Sable earnings reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash losses arose due to the revaluation of financial derivatives used to “lock in” the profitability of forward contracted prices.

•	Other reflected the write-off of $2.7 million in deferred development costs as a result of adopting a change in accounting standards, effective January 1, 2009.

INTERNATIONAL

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
OCENSA	–	7.7	6.6	15.4
CLH	–	12.7	–	24.7
Other	(1.8)	(1.4)	(2.8)	(2.0)
Adjusted Earnings/(Loss)	(1.8)	19.0	3.8	38.1
OCENSA – gain on sale of investment	–	–	329.0	–
CLH – gain on sale of investment	–	556.1	–	556.1
CLH – unrealized derivative fair value gains	–	2.8	–	–
Earnings/(Loss)	(1.8)	577.9	332.8	594.2

International adjusted loss was $1.8 million for the three months ended June 30, 2009 and adjusted earnings were $3.8 million for the six months ended June 30, 2009 compared with adjusted earnings of $19.0 million and $38.1 million for the three and six months ended June 30, 2008. The decrease in adjusted earnings/(loss) for both the three and six months ended June 30, 2009, compared with the same periods of 2008, was a result of the sale of CLH in June 2008 and OCENSA in March 2009.

International earnings were impacted by the following non-recurring or non-operating adjusting items:

•	On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million) resulting in a gain of $329.0 million.
•	On June 17, 2008, the Company closed the sale of its investment in CLH, resulting in an after-tax gain of $556.1 million.
•	Earnings for the second quarter of 2008 from CLH included a gain on the unrealized fair value on risk-managed foreign currency derivative financial instruments.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	15

CORPORATE

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Adjusted Earnings/(Loss)	7.3	(11.7)	(4.2)	(28.6)
Unrealized derivative fair value gains	115.0	–	71.5	–
Unrealized foreign exchange gains on translation of intercompany loans	68.5	–	68.5	–
Gain on sale of investment in NTP	24.9	–	24.9	–
Impact of SIFT legislated tax changes	–	–	5.9	–
Gain on sale of corporate aircraft	–	–	–	4.9
U.S. pipeline tax decision	–	–	–	(32.2)
Earnings/(Loss)	215.7	(11.7)	166.6	(55.9)

Adjusted earnings from Corporate were $7.3 million for the three months ended June 30, 2009, compared with an adjusted loss of $11.7 million for the comparable prior year period. Corporate adjusted loss was $4.2 million for the six months ended June 30, 2009, compared with $28.6 million for the six months ended June 30, 2008. This increase in Corporate adjusted earnings results from lower effective interest rates in 2009 compared with 2008. To a lesser degree, a number of other factors contributed to the increase including foreign exchange gains realized on residual United States dollar cash balances as the result of a stronger United States dollar.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for both the three and six months ended June 30, 2009 included unrealized fair value gains on the revaluation of derivative financial instruments resulting from forward risk management positions. The Company entered into foreign exchange derivative contracts in late 2008 and early 2009 to minimize the volatility of future United States dollar earnings. Additional derivative contracts used to mitigate cash flow volatility due to future interest rate fluctuations were entered into in the second quarter of 2009.

•	Earnings for 2009 included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany loans.
•	On May 1, 2009, the Company sold its investment in NTP an internet-based crude oil trading and clearing platform, for proceeds of $32.1 million, resulting in a gain of $24.9 million.
•	Earnings for the six months ended June 30, 2009 included a $5.9 million benefit related to legislated Specified Investment Flow-Through Entity (SIFT) tax changes.
•	A $4.9 million gain on the sale of a corporate aircraft is included in earnings for the six months ended June 30, 2008.
•

An unfavourable court decision related to the tax basis of previously owned United States pipeline assets resulted in the recognition of a $32.2 million income tax expense in the six months ended June 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to utilize cash from operations, the issuance of commercial paper and credit facility draws to fund liabilities as they become due, finance capital expenditures and pay common share dividends through the remainder of 2009. At June 30, 2009, excluding the Southern Lights project financing, the Company had $6,690.0 million of committed credit facilities of which $2,570.9 million was drawn or allocated to backstop commercial paper. Though undrawn at June 30, 2009, the Company has provided its affiliates EEP and EIF, with liquidity

16	MANAGEMENT’S DISCUSSION AND ANALYSIS

support of US$650 million and $100 million, respectively, under revolving credit agreements. As a result, the Company had net available liquidity at June 30, 2009 of $3,544.2 million, inclusive of unrestricted cash and cash equivalents of $280.6 million. The net available liquidity is expected to be sufficient to finance all currently secured capital projects, including the investment in the United States portion of the Alberta Clipper project, and to provide flexibility for new investment opportunities.

In June 2009, EIF secured additional credit facilities of $150 million of which the Company committed $100 million on the same terms as a third party bank lender. This additional credit supplements EIF’s liquidity to finance its capital program and upcoming debt maturity.

In April 2009, EEP secured additional credit facilities of US$350 million of which the Company committed US$150 million on the same terms as the third party bank lenders. This additional liquidity will help EEP manage its 2009 capital program. Enbridge, as EEP’s General Partner, is supportive of EEP in executing its extensive capital expenditure program which, in certain cases, is integrated with Enbridge’s operational asset base. On July 20, 2009, Enbridge announced that it will fund two-thirds of the US$1.2 billion United States segment of the Alberta Clipper project. As a result of this investment, it is expected that EEP will not require all of the liquidity support provided by the Company.

The following table provides details of the Company’s credit facilities at June 30, 2009.

(millions of Canadian dollars)	Expiry Dates	Total Facilities	Credit Facility Draws[2]	Available
Liquids Pipelines	2011	1,300.0	740.5	559.5
Gas Distribution and Services	2010	1,014.0	8.3	1,005.7
Corporate	2010-2013	4,376.0	1,822.1	2,553.9
		6,690.0	2,570.9	4,119.1
Southern Lights project financing[1]		1,947.1	1,496.4	450.7
Credit facilities		8,637.1	4,067.3	4,569.8

1.	Total facilities inclusive of $134.6 million which is available if certain conditions related to the project are met.
2.	Includes facility draws and commercial paper issuances, net of discount, that are backstopped by the credit facility and letters of credit.

During the quarter, Enbridge economically hedged a significant amount of its exposure to rising interest rates by “locking-in” or capping the rate on short-term borrowings (commercial paper and bank facilities) and future term debt issuances. Short-term floating rate borrowings of $3,008.5 million (2009), $3,394.5 million (2010), $3,046.0 million (2011), $3,046.0 million (2012) and $2,246.0 million (2013) have been hedged at a weighted average interest rate of 2.4%. Anticipated term debt issuances through 2013 of $1,900 million have been hedged at a weighted average interest rate for the underlying government bond benchmark of 4.2%.

OPERATING ACTIVITIES

Cash from operating activities was $697.5 million and $1,579.7 million for the three and six months ended June 30, 2009, compared with $326.4 million and $1,082.3 million for the three and six months ended June 30, 2008. This increase resulted primarily from increased earnings, higher gas price variance payable to customers and a lower valued gas inventory balance at EGD compared with prior periods.

There are no material restrictions on the Company’s cash with the exception of proportionately consolidated joint venture cash of $67.5 million, which cannot be accessed until distributed to the Company, and cash in trust of $6.3 million for specific shipper commitments.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	17

INVESTING ACTIVITIES

Cash used in investing activities for the three and six months ended June 30, 2009 was $487.9 million and $851.2 million, respectively, compared with cash provided by investing activities of $674.8 million and $62.9 million for the three and six months ended June 30, 2008. Capital expenditures on growth projects increased compared with the prior year; however, during the three and six months ended June 30, 2008, proceeds from the sale of CLH increased cash provided by investing activities.

FINANCING ACTIVITIES

Cash used in financing activities was $190.3 million for the three months ended June 30, 2009, compared with $932.7 million for the three months ended June 30, 2008. The variance in cash used in financing activities primarily resulted from commercial paper and credit facility draws in the second quarter of 2009, compared with repayments in the second quarter of 2008 largely afforded by the 2008 CLH sale. Also, during the three months ended June 30, 2009 the Company issued a $400 million seven-year term note. Repayments of short-term borrowings and long-term debt and net drawings on the Southern Lights project financing also impacted cash used in financing activities in 2009. For the six months ended June 30, 2009, cash used in financing activities was $915.8 million compared with $1,004.1 million for the same period of 2008. The decreased use of cash primarily resulted from the same factors as those affecting the three month period.

Effective March 1, 2008 onward, participants in the Company’s Dividend Reinvestment and Share Purchase Plan received a 2% discount on the purchase of common shares with reinvested dividends. For the six months ended June 30, 2009, dividends declared were $276.6 million, of which $210.3 million were paid in cash and reflected in financing activities. The remaining $66.3 million of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. During the second quarter, 24% of total dividends declared were reinvested.

On July 28, 2009, the Enbridge Board of Directors declared quarterly dividends of $0.37 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2009 to shareholders of record on August 17, 2009.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,299.2 million. Of this amount, $988.1 million is to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, the Canadian segment of the Alberta Clipper Project and Hardisty Terminal.

On July 20, 2009, the Company committed to fund two-thirds of the United States segment of the Alberta Clipper Project.

CRITICAL ACCOUNTING ESTIMATES

Asset Retirement Obligations

In May 2009, the NEB released a report on the financial issues associated with pipeline abandonment. The NEB will require all companies to formally assess the timeline and cost of future abandonment and, if necessary, set aside funds to cover future abandonment costs. All pipelines regulated under the NEB Act will be required to comply with the report’s framework and action plan. The NEB is hosting technical meetings beginning in September 2009 to evaluate how abandonment estimates will be calculated and submitted as well as proposals for how funds will be collected and set aside. The NEB’s goal is to have companies, as required, begin setting aside funds for abandonment no later than the end of May 2014. Currently, for certain of the Company’s assets, it is not practical to make a reasonable estimate of asset retirement obligations for accounting purposes due to the indeterminate timing and the scope of asset retirements. However, should the NEB action plan result in a reasonable estimate of

18	MANAGEMENT’S DISCUSSION AND ANALYSIS

asset retirement obligations for accounting purposes, financial statement recognition of those obligations may be made in future periods. As a result, regulatory assets and liabilities may be recognized to the extent the timing of recovery from shippers differs from the recognition of abandonment costs for accounting purposes.

CHANGES IN ACCOUNTING POLICIES

Information about the Company’s changes in accounting policies is included in Note 1 to the June 30, 2009 Consolidated Financial Statements.

FUTURE ACCOUNTING POLICY CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Canadian Accounting Standards Board (AcSB) confirmed in February 2008 that publicly accountable entities will be required to adopt IFRS for interim and annual financial statements beginning on January 1, 2011, including comparative financial statements for 2010.

Enbridge has developed a Project Charter which includes an IFRS governance structure to monitor the progress of the transition. The Audit, Finance and Risk Committee of the Board of Directors receives regular reports on the advancement of the conversion to IFRS. In addition, the Company has trained internal IFRS team members and has hired a public accounting firm to assist with project management and to provide technical accounting advice on the interpretation and application of IFRS.

The Company has a multiyear transition plan which includes four phases – diagnostic, project planning, policy design and implementation. In 2008, the Company completed the diagnostic phase and has identified the relevant differences between Canadian GAAP and IFRS. In the first quarter of 2009, the Company completed a detailed project plan for 2009 and 2010 which identifies and plans for activities needed to complete the conversion. Progress against the project plan for each work stream is discussed below.

Accounting and Reporting

During the first quarter of 2009, key accounting decisions were made that will impact how Enbridge will reflect IFRS initially in the January 1, 2010 opening balance sheet and high level decisions on how the Company expects to apply IFRS to significant balances such as property, plant and equipment. In the second quarter of 2009, the Company prepared IFRS-compliant accounting policies for high impact areas, primarily property, plant and equipment.

During the remainder of 2009, the Company expects to finalize accounting policy decisions, develop processes to derive the opening balance sheet under IFRS and create model financial statement disclosures that will identify the type of information and the level of detail the Company will disclose under IFRS.

Also, the Company actively monitors the activities of the AcSB and the International Accounting Standards Board (IASB) which may issue new accounting standards during the period leading up to conversion. The Company will modify its project plan to incorporate new accounting requirements as they are issued.

Other Impacts of IFRS:

•

Information Systems: During the first two quarters of 2009, the Company completed a high-level assessment of the impacts of IFRS conversion on its information systems and defined key business requirements for its comparative year and long-term system solution. Over the remaining two quarters of 2009, the Company expects to complete the design and implementation phases of its comparative year information systems solution and prepare for the conversion of its 2010 opening balance sheet.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	19

•

Accounting and Business Processes: As accounting policy decisions are made, the impact of accounting changes on accounting and business processes will be identified and documented. New processes or changes to existing processes needed to adopt IFRS are expected to be designed during 2009.

•	Controls: As process changes are designed, the impact on disclosure controls and procedures and internal control over financial reporting will be identified and documented.
•	Tax: The tax impact of accounting policy changes will be considered as accounting policy decisions are being developed.
•

Change Management: During the remainder of 2009, the Company will develop and deploy a detailed internal and external communications plan. As accounting, information systems and process changes are identified the Company will develop a detailed training plan to provide training during 2010 to all staff impacted by IFRS.

The detailed project plan and the expected timing of key activities identified above may change prior to the IFRS conversion date due to the issuance of new accounting standards or amendments to existing accounting standards, changes in regulation or economic conditions or other factors.

SELECTED QUARTERLY FINANCIAL INFORMATION1

	2009		2008				2007
(millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	2,867.6	3,782.6	3,923.5	4,368.5	3,871.5	3,967.8	3,198.5	2,634.0

Earnings applicable to common shareholders	393.0	558.1	263.4	148.4	657.7	251.3	248.6	78.1
Earnings per common share	1.08	1.54	0.72	0.41	1.83	0.70	0.70	0.22
Diluted earnings per common share	1.08	1.53	0.71	0.41	1.81	0.70	0.69	0.22
Dividends per common share	0.3700	0.3700	0.3300	0.3300	0.3300	0.3300	0.3075	0.3075

1.	Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Revenues includes amounts billed to customers of EGD for natural gas, which varies with fluctuations in the commodity price. Higher natural gas commodity prices increase revenues, but would not similarly impact earnings, given the cost of natural gas flows through to customers. Fluctuations in commodity prices impact revenues and earnings from Energy Services businesses.

Significant items that impacted the quarterly earnings and revenues were as follows:

•

Second quarter 2009 earnings reflect a higher contribution from EEP, AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

•	First quarter 2009 earnings reflect a gain of $329 million on the disposition of the Company’s investment in OCENSA.
•	Fourth quarter earnings in 2008 reflect AEDC in Liquids Pipelines, a higher contribution from EGD and unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services.
•	Third quarter earnings in 2008 reflect increased earnings from Athabasca System, EGD, Aux Sable and Energy Services. Revenues increased due to higher average commodity prices in 2008.
•

Second quarter 2008 earnings included a gain on the sale of the Company’s investment in CLH as well as increased earnings from EEP, Aux Sable and Energy Services. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.

20	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

First quarter 2008 earnings included higher contributions from EGD as well as improved results in Aux Sable and Energy Services, partially offset by the recognition of an income tax charge related to previously owned United States pipeline assets.

•	Fourth quarter earnings in 2007 included the impact of tax changes, which increased consolidated earnings.
•	Third quarter 2007 included a derivative revaluation loss from Aux Sable.

NON-GAAP RECONCILIATIONS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
GAAP earnings as reported	393.0	657.7	951.1	909.0
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Athabasca System – leak remediation costs	–	–	6.0	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	–	–	(2.8)
Offshore – property insurance recovery from 2008 hurricanes	(1.5)	–	(1.5)	–
Offshore – repair costs from 2005 hurricanes	–	2.3	–	2.3
Sponsored Investments
EEP – unrealized derivative fair value (gains)/losses	(3.7)	4.1	(0.1)	2.8
EEP – Lakehead System billing correction	–	–	(3.1)	–
EEP – dilution gain on Class A unit issuance	–	–	–	(4.5)
EIF – Alliance Canada shipper claim settlement	–	–	–	(1.3)
Gas Distribution and Services
EGD – warmer/(colder) than normal weather	0.5	3.8	(14.0)	(9.9)
EGD – interest income on GST refund	–	–	(6.7)	–
Energy Services – unrealized fair value losses, net	3.3	35.2	11.2	35.2
Aux Sable – unrealized derivative fair value (gains)/losses	11.3	5.3	18.1	(13.6)
Other – adoption of new accounting standard	–	–	2.7	–
International
OCENSA – gain on sale of investment	–	–	(329.0)	–
CLH – gain on sale of investment	–	(556.1)	–	(556.1)
CLH – unrealized derivative fair value gains	–	(2.8)	–	–
Corporate
Unrealized derivative fair value gains	(115.0)	–	(71.5)	–
Unrealized foreign exchange gains on translation of intercompany loans	(68.5)	–	(68.5)	–
Gain on sale of investment in NTP	(24.9)	–	(24.9)	–
Impact of SIFT legislated tax changes	–	–	(5.9)	–
Gain on sale of corporate aircraft	–	–	–	(4.9)
U.S. pipeline tax decision	–	–	–	32.2
Adjusted Earnings	194.5	149.5	463.9	388.4

ENBRIDGE INC. SECOND QUARTER REPORT 2009	21

OUTSTANDING SHARE DATA

Number
Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares – issued and outstanding (voting equity shares)	375,496,307
Stock Options – issued and outstanding (8,262,128 vested)	16,774,701

Outstanding share data information is provided as at July 20, 2009.

Dated July 29, 2009

22	MANAGEMENT’S DISCUSSION AND ANALYSIS

ENBRIDGE INC.

HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	96.9	76.3	187.9	152.4
Gas Pipelines	18.8	8.9	35.0	27.1
Sponsored Investments	42.9	22.0	74.3	53.1
Gas Distribution and Services	20.5	(15.7)	154.5	138.1
International	(1.8)	577.9	332.8	594.2
Corporate	215.7	(11.7)	166.6	(55.9)
	393.0	657.7	951.1	909.0
Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	389.4	247.9	863.7	705.9
Cash provided by operating activities	697.5	326.4	1,579.7	1,082.3
Additions to property, plant and equipment	539.8	636.5	1,350.4	1,232.5
Total Common Share Dividends	138.5	122.1	276.6	243.9
Per Common Share Information
Earnings per Common Share	1.08	1.83	2.62	2.53
Diluted Earnings per Common Share	1.08	1.81	2.61	2.51
Dividends per Common Share	0.37	0.33	0.74	0.66
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	363.5	359.4	362.9	358.6
Diluted Weighted Average Common Shares Outstanding (millions)	365.5	362.8	364.5	361.5
Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	1,993	1,954	2,010	2,018
Athabasca System[2]	253	173	252	177
Spearhead Pipeline	108	109	107	107
Olympic Pipeline	280	302	273	292
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,587	1,623	1,638	1,654
Vector Pipeline	1,291	1,260	1,438	1,344
Enbridge Offshore Pipelines	1,990	1,856	1,979	1,847
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	68	71	253	263
Number of active customers (thousands)	1,957	1,921	1,957	1,921
Degree day deficiency[4]
Actual	505	463	2,430	2,351
Forecast based on normal weather	488	489	2,233	2,245
1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.
2.	Volumes are for the Athabasca mainline and the Waupisoo Pipeline and do not include laterals on the Athabasca System.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	23

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Revenues
Commodity sales	2,216.1	3,305.6	5,266.3	6,550.3
Transportation and other services	651.5	565.9	1,383.9	1,289.0
	2,867.6	3,871.5	6,650.2	7,839.3
Expenses
Commodity costs	2,057.1	3,212.9	4,892.2	6,278.4
Operating and administrative	339.6	309.8	708.2	600.5
Depreciation and amortization	190.2	157.8	370.8	312.0
	2,586.9	3,680.5	5,971.2	7,190.9
	280.7	191.0	679.0	648.4
Income from Equity Investments	58.1	29.9	112.3	90.2
Other Investment Income	281.7	42.8	286.8	97.0
Interest Expense	(133.8)	(131.0)	(281.1)	(265.3)
Gain on Sale of Investments (Note 3)	28.8	694.6	364.9	694.6
	515.5	827.3	1,161.9	1,264.9
Non-Controlling Interests	(12.3)	(9.3)	(21.7)	(26.6)
	503.2	818.0	1,140.2	1,238.3
Income Taxes	(108.5)	(158.6)	(185.7)	(325.9)
Earnings	394.7	659.4	954.5	912.4
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)
Earnings Applicable to Common Shareholders	393.0	657.7	951.1	909.0
Earnings per Common Share	1.08	1.83	2.62	2.53
Diluted Earnings per Common Share	1.08	1.81	2.61	2.51

See accompanying notes to the unaudited consolidated financial statements.

24	INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Earnings	394.7	659.4	954.5	912.4
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	70.7	7.5	(65.0)	3.5
Reclassification to earnings of realized cash flow hedges, net of tax	(6.9)	(7.5)	90.3	(3.1)
Reclassification to earnings of unrealized cash flow hedges, net of tax (Note 3)	–	–	(19.9)	–
Other comprehensive loss from equity investees	(17.1)	(27.4)	(12.6)	(34.8)
Non-controlling interest in other comprehensive income	5.5	12.5	2.6	17.8
Change in foreign currency translation adjustment	(359.8)	(102.3)	(271.8)	70.9
Change in unrealized gains/(losses) on net investment hedges, net of tax	106.7	56.1	64.6	(36.2)
Other Comprehensive Income/(Loss)	(200.9)	(61.1)	(211.8)	18.1
Comprehensive Income	193.8	598.3	742.7	930.5

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	25

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Preferred Shares	125.0	125.0
Common Shares
Balance at beginning of period	3,194.0	3,026.5
Common shares issued	4.0	–
Dividend reinvestment and share purchase plan	66.3	74.2
Shares issued on exercise of stock options	14.6	27.6
Balance at End of Period	3,278.9	3,128.3
Contributed Surplus
Balance at beginning of period	37.9	25.7
Stock-based compensation	14.2	10.1
Options exercised	(0.5)	(1.9)
Balance at End of Period	51.6	33.9
Retained Earnings
Balance at beginning of period	3,383.4	2,537.3
Earnings applicable to common shareholders	951.1	909.0
Common share dividends	(276.6)	(243.9)
Dividends paid to reciprocal shareholder	8.2	7.3
Balance at End of Period	4,066.1	3,209.7
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	32.8	(285.0)
Other comprehensive income/(loss)	(211.8)	18.1
Balance at End of Period	(179.0)	(266.9)
Reciprocal Shareholding	(154.3)	(154.3)
Total Shareholders’ Equity	7,188.3	6,075.7
Dividends Paid per Common Share	0.74	0.66

See accompanying notes to the unaudited consolidated financial statements.

26	INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Operating Activities
Earnings	394.7	659.4	954.5	912.4
Depreciation and amortization	190.2	157.8	370.8	312.0
Unrealized (gains)/losses on derivative instruments	(162.5)	56.1	(48.7)	21.4
Equity earnings (in excess of)/less than cash distributions	(10.0)	1.6	(17.8)	(40.8)
Gain on reduction of ownership interest	–	–	–	(12.3)
Gain on sale of investment in NetThruPut	(28.8)	–	(28.8)	–
Gain on sale of investment in OCENSA	–	–	(336.1)	–
Gain on sale of investment in CLH	–	(694.6)	–	(694.6)
Future income taxes	63.7	61.9	39.4	180.0
Allowance for equity funds used during construction	(28.7)	(12.2)	(60.6)	(20.9)
Non-controlling interests	12.3	9.3	21.7	26.6
Other	(41.5)	8.6	(30.7)	22.1
Changes in operating assets and liabilities	308.1	78.5	716.0	376.4
	697.5	326.4	1,579.7	1,082.3
Investing Activities
Long-term investments	(0.8)	(1.6)	(1.7)	(6.8)
Sale of investment in NetThruPut	22.6	–	22.6	–
Sale of investment in OCENSA	–	–	511.8	–
Sale of investment in CLH	–	1,369.0	–	1,369.0
Sale of property, plant and equipment (Note 7)	87.2	–	87.2	–
Settlement of OCENSA currency hedges	–	–	5.8	–
Settlement of CLH hedges	–	(47.0)	–	(47.0)
Additions to property, plant and equipment	(539.8)	(636.5)	(1,350.4)	(1,232.5)
Additions to intangible assets	(11.4)	(16.3)	(38.1)	(32.3)
Change in construction payable	(45.7)	7.2	(88.4)	12.5
	(487.9)	674.8	(851.2)	62.9
Financing Activities
Net change in short-term borrowings	(312.2)	(39.8)	(874.6)	(472.9)
Net change in commercial paper and credit facility draws	143.7	(782.2)	48.0	(243.3)
Net change in non-recourse short-term debt	17.2	3.7	(0.3)	4.9
Debenture and term note issues	400.0	–	400.0	–
Debenture and term note repayments	(316.2)	–	(416.2)	(100.0)
Net change in Southern Lights project financing	33.2	–	190.2	–
Net non-recourse long-term debt repayments	(36.3)	(30.6)	(37.0)	(30.1)
Distributions to non-controlling interests	(19.6)	(9.2)	(24.8)	(13.1)
Common shares issued	8.0	14.1	12.6	24.3
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(106.4)	(87.0)	(210.3)	(170.5)
	(190.3)	(932.7)	(915.8)	(1,004.1)
Increase/(Decrease) in Cash and Cash Equivalents	19.3	68.5	(187.3)	141.1
Cash and Cash Equivalents at Beginning of Period	335.1	239.3	541.7	166.7
Cash and Cash Equivalents at End of Period[1]	354.4	307.8	354.4	307.8

See accompanying notes to the unaudited consolidated financial statements.

1.	Cash and cash equivalents at June 30, 2009 consists of $148.3 million (2008 – $107.4 million) of cash and $206.1 million (2008 – $200.4 million) of short-term investments.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	27

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	June 30, 2009	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	354.4	541.7
Accounts receivable and other	1,761.3	2,322.5
Inventory	601.0	844.7
	2,716.7	3,708.9
Property, Plant and Equipment, net (Note 1)	17,598.1	16,156.9
Long-Term Investments	2,171.5	2,491.8
Deferred Amounts and Other Assets (Notes 1, 4 and 5)	2,471.0	1,318.4
Intangible Assets (Note 1)	472.5	458.0
Goodwill	385.4	389.2
Future Income Taxes	150.3	178.2
	25,965.5	24,701.4
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	–	874.6
Accounts payable and other	2,287.3	2,411.5
Interest payable	95.3	101.9
Current maturities of long-term debt	550.7	533.8
Current maturities of non-recourse debt	176.6	184.7
	3,109.9	4,106.5
Long-Term Debt	10,175.9	10,154.9
Non-Recourse Long-Term Debt	1,414.0	1,474.0
Other Long-Term Liabilities (Notes 1, 4 and 5)	1,205.8	259.0
Future Income Taxes (Note 1)	2,106.2	1,290.8
Non-Controlling Interests	765.4	797.4
	18,777.2	18,082.6
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,278.9	3,194.0
Contributed surplus	51.6	37.9
Retained earnings	4,066.1	3,383.4
Accumulated other comprehensive income/(loss)	(179.0)	32.8
Reciprocal shareholding	(154.3)	(154.3)
	7,188.3	6,618.8
	25,965.5	24,701.4

See accompanying notes to the unaudited consolidated financial statements.

28	INTERIM FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These interim consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2008 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s consolidated financial statements are described in Note 9. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2008 Annual Report, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

1.  CHANGES IN ACCOUNTING POLICIES

ACCOUNTING FOR THE EFFECTS OF RATE REGULATION

Effective January 1, 2009, the Company adopted revisions to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, Generally Accepted Accounting Principles and Section 3465, Income Taxes. In accordance with the transitional provisions in these revised standards, the revisions to Section 1100 were adopted prospectively and accordingly, prior periods were not restated, while the revisions to Section 3465 were applied retrospectively without restatement of prior periods. The adoption of the revised standards did not impact the Company’s earnings or cash flows.

Generally Accepted Accounting Principles

The revised standard no longer provides a temporary exemption for rate-regulated entities to permit assets and liabilities to be measured on a basis other than in accordance with primary sources of Canadian GAAP. As a result, for the Gas Distribution and Services’ (GD&S) pension plans and post-employment benefits other than pensions (OPEB), the Company recognized post-employment benefit assets and liabilities for the amount of benefits expected to be included in future rates and recovered from, or paid to, customers. In addition, the Company reclassified reserves for future removal and site restoration in GD&S.

Pension Plans and OPEB

On adoption of the revised standard, at January 1, 2009, the Company recognized a net pension asset of $156.8 million and a net OPEB liability of $74.5 million, with an offsetting long-term regulatory liability and long-term regulatory asset, respectively. At June 30, 2009, the Company had a net pension asset of $174.4 million and a net OPEB liability of $79.4 million, with an offsetting net pension regulatory liability and a net OPEB regulatory asset.

Future Removal and Site Restoration Reserves

At January 1, 2009, on adoption of the revised standard, the Company reclassified reserves for future removal and site restoration of $656.7 million, which were previously netted against Property, Plant and Equipment, to a long-term regulatory liability. At June 30, 2009, the Company had $679.5 million of reserves for future removal and site restoration recorded in Other Long-Term Liabilities.

Income Taxes

The revised standard removes the exemption for rate-regulated entities to recognize future income taxes to the extent they were expected to be included in regulator-approved future rates and recovered from or refunded to future customers. As a result, on January 1, 2009, the Company recognized a future income tax liability of $816.1 million on regulatory assets, primarily property, plant and equipment, with an offsetting long-term regulatory asset. A regulatory asset has been recognized as the associated future income tax expense is expected to be recoverable in rates.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	29

At June 30, 2009, the Company had a future income tax liability of $837.8 million related to regulatory assets, primarily property, plant and equipment, with an offsetting long-term regulatory asset.

Long-term regulatory assets are recorded in Deferred Amounts and Other Assets and current regulatory assets are recorded in Accounts Receivable and Other. Long-term regulatory liabilities are recorded in Other Long-Term Liabilities and current regulatory liabilities are recorded in Accounts Payable and Other.

INTANGIBLE ASSETS

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result of adopting this standard, the Company has reclassified certain software costs from Property, Plant and Equipment to Intangible Assets. This standard has been applied retrospectively and affects presentation only.

As a result of adopting this standard, on January 1, 2009, the Company reclassified $232.7 million of net software costs from Property, Plant and Equipment to Intangible Assets. At June 30, 2009, the Company had $259.1 million of net software costs recorded in Intangible Assets.

COMMODITY INVENTORY

Effective January 1, 2009, the Company changed its accounting policy for inventory held by its commodity marketing businesses and began measuring commodity inventory at fair value, as measured at the spot price less costs to sell rather than lower of cost or net realizable value. This measurement basis is a more reliable measurement for commodity inventory used for marketing purposes and better matches the commodity inventory with the derivatives used to “lock in” the margin. This change in accounting policy has been accounted for retrospectively and did not result in restatements of the comparative Consolidated Statements of Earnings, Comprehensive Income, Shareholders’ Equity or Cash Flows for the three and six months ended June 30, 2008 and the comparative Consolidated Statement of Financial Position as at December 31, 2008 as the amounts were considered immaterial. For the three and six months ended June 30, 2009, unrealized fair value gains on inventory, net of tax, were $7.2 million and $19.0 million, respectively.

2.  SEGMENTED INFORMATION

Three months ended June 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	321.8	103.2	77.3	2,354.4	0.7	10.2	2,867.6
Commodity costs	–	–	–	(2,056.8)	–	(0.3)	(2,057.1)
Operating and administrative	(134.2)	(30.2)	(26.8)	(139.1)	(2.9)	(6.4)	(339.6)
Depreciation and amortization	(56.9)	(31.1)	(21.0)	(74.6)	–	(6.6)	(190.2)
	130.7	41.9	29.5	83.9	(2.2)	(3.1)	280.7
Income from equity investments	–	–	61.5	(3.4)	–	–	58.1
Other investment income and gain on sale of investments	38.6	7.4	2.8	(3.7)	(0.3)	265.7	310.5
Interest and preferred share dividends	(44.7)	(19.4)	(14.2)	(42.1)	–	(15.1)	(135.5)
Non-controlling interests	(0.5)	–	(10.1)	(1.6)	–	(0.1)	(12.3)
Income taxes	(27.2)	(11.1)	(26.6)	(12.6)	0.7	(31.7)	(108.5)
Earnings applicable to common shareholders	96.9	18.8	42.9	20.5	(1.8)	215.7	393.0

30	INTERIM FINANCIAL STATEMENTS

Three months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	269.8	83.5	72.4	3,440.9	2.4	2.5	3,871.5
Commodity costs	–	–	–	(3,212.9)	–	–	(3,212.9)
Operating and administrative	(115.6)	(30.1)	(23.7)	(128.8)	(4.3)	(7.3)	(309.8)
Depreciation and amortization	(42.4)	(23.3)	(18.8)	(71.4)	(0.2)	(1.7)	(157.8)
	111.8	30.1	29.9	27.8	(2.1)	(6.5)	191.0
Income from equity investments	–	–	22.9	(4.5)	13.1	(1.6)	29.9
Other investment income and gain on sale of investments	14.0	1.2	1.5	6.0	705.2	9.5	737.4
Interest and preferred share dividends	(30.3)	(16.2)	(14.6)	(47.0)	–	(24.6)	(132.7)
Non-controlling interests	(0.4)	–	(7.0)	(1.8)	–	(0.1)	(9.3)
Income taxes	(18.8)	(6.2)	(10.7)	3.8	(138.3)	11.6	(158.6)
Earnings applicable to common shareholders	76.3	8.9	22.0	(15.7)	577.9	(11.7)	657.7

Six months ended June 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	633.5	204.1	152.0	5,635.3	2.1	23.2	6,650.2
Commodity costs	–	–	–	(4,891.2)	–	(1.0)	(4,892.2)
Operating and administrative	(284.1)	(60.6)	(51.3)	(288.0)	(5.7)	(18.5)	(708.2)
Depreciation and amortization	(108.4)	(58.8)	(41.8)	(148.5)	(0.2)	(13.1)	(370.8)
	241.0	84.7	58.9	307.6	(3.8)	(9.4)	679.0
Income from equity investments	–	–	103.5	8.8	–	–	112.3
Other investment income and gain on sale of investments	69.3	9.3	4.5	5.2	343.3	220.1	651.7
Interest and preferred share dividends	(77.9)	(38.2)	(28.4)	(89.7)	–	(50.3)	(284.5)
Non-controlling interests	(0.8)	–	(16.8)	(3.3)	–	(0.8)	(21.7)
Income taxes	(43.7)	(20.8)	(47.4)	(74.1)	(6.7)	7.0	(185.7)
Earnings applicable to common shareholders	187.9	35.0	74.3	154.5	332.8	166.6	951.1

ENBRIDGE INC. SECOND QUARTER REPORT 2009	31

Six months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	544.2	166.1	141.6	6,977.4	5.1	4.9	7,839.3
Commodity costs	–	–	–	(6,278.4)	–	–	(6,278.4)
Operating and administrative	(224.7)	(51.9)	(43.5)	(260.6)	(7.8)	(12.0)	(600.5)
Depreciation and amortization	(82.7)	(44.3)	(37.9)	(143.3)	(0.4)	(3.4)	(312.0)
	236.8	69.9	60.2	295.1	(3.1)	(10.5)	648.4
Income from equity investments	(0.3)	–	58.0	9.1	25.0	(1.6)	90.2
Other investment income and gain on sale of investments	22.0	6.0	21.3	9.3	710.6	22.4	791.6
Interest and preferred share dividends	(54.9)	(31.6)	(30.4)	(98.1)	–	(53.7)	(268.7)
Non-controlling interests	(0.7)	–	(22.0)	(3.4)	–	(0.5)	(26.6)
Income taxes	(50.5)	(17.2)	(34.0)	(73.9)	(138.3)	(12.0)	(325.9)
Earnings applicable to common shareholders	152.4	27.1	53.1	138.1	594.2	(55.9)	909.0

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Liquids Pipelines	453.0	488.3	1,213.8	939.3
Gas Pipelines	29.0	31.0	58.4	96.0
Sponsored Investments	7.2	14.3	7.2	24.9
Gas Distribution and Services	71.0	69.2	131.8	139.5
International and Corporate	8.2	45.7	(0.2)	53.7
	568.4	648.5	1,411.0	1,253.4

3.  DISPOSITIONS

Gain on Sale of Investments

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
NetThruPut (NTP)	28.8	–	28.8	–
Oleoducto Central S.A. (OCENSA)	–	–	336.1	–
Compañía Logística de Hidrocarburos CLH, S.A. (CLH)	–	694.6	–	694.6
	28.8	694.6	364.9	694.6

NTP

On May 1, 2009, the Company sold its investment in NTP, an internet-based exchange facility for physical crude oil products, for proceeds of $32.1 million. Earnings generated by the NTP investment were nil (2008 – $0.2 million) and $0.8 million (2008 – $0.6 million), for the three and six months ended June 30, 2009, respectively, and are included in the Corporate operating segment.

32	INTERIM FINANCIAL STATEMENTS

OCENSA

On March 17, 2009, the Company sold its investment in OCENSA, a crude oil pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million). There were no earnings or cash flows from operating activities generated by this investment for the three months ended June 30, 2009 (2008 – $7.7 million). Earnings and cash flows from operating activities generated by this investment for the six months ended June 30, 2009 were $6.6 million (2008 – $15.4 million). Earnings from the OCENSA investment were included in the International operating segment. As a result of the sale of OCENSA, the Company reclassified $19.9 million of after-tax gains on unrealized cash flow hedges from Other Comprehensive Income (OCI) to earnings.

CLH

On June 17, 2008, the Company sold its 25% investment in CLH for total proceeds of $1.38 billion (876 million euros), including a dividend receivable of $17.3 million (10.9 million euros), net of transaction costs. Earnings generated by the CLH investment were $15.5 million and $24.7 million for the three and six months ended June 30, 2008, respectively, and were included in the International operating segment. Cash from operating activities generated by the CLH investment were $11.5 million for both the three and six months ended June 30, 2008.

4.  RISK MANAGEMENT

The Company is exposed to cash flow and revaluation risk due to the volatility of interest rates. In May and June 2009, the Company entered into additional derivative instruments to mitigate cash flow volatility due to the effect of future interest rate fluctuations on current and anticipated debt issuances. The total notional principle of interest rate derivative instruments outstanding at June 30, 2009 for the years ended December 31, 2009 through 2013 and thereafter is $3,814.5 million, $4,700.5 million, $4,146.0 million, $4,546.0 million, $4,146.0 million, and $1,900.0 million respectively. At June 30, 2009, the Company had a net derivative asset of $29.2 million related to interest rate derivative instruments.

A 1.0% increase in interest rates would have caused a $4.2 million increase in earnings and a $171.2 million increase in OCI at June 30, 2009 due to the revaluation of interest rate derivatives. The sensitivity has been calculated assuming a parallel 1.0% increase in interest rates across the yield curve.

5.  POST-EMPLOYMENT BENEFITS

The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for United States based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides OPEB for qualifying retired employees. Costs related to the period are presented below.

NET PENSION PLAN AND OPEB COSTS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Benefits earned during the period	15.0	12.1	30.6	25.8
Interest cost on projected benefit obligations	20.2	18.0	40.6	35.6
Expected return on plan assets	(19.9)	(23.2)	(40.0)	(45.8)
Amortization of unrecognized amounts	5.5	1.2	11.1	3.1
Amount charged to Enbridge Energy Partners, L.P.	(6.0)	(2.4)	(12.5)	(4.9)
Pension and OPEB Costs	14.8	5.7	29.8	13.8

ENBRIDGE INC. SECOND QUARTER REPORT 2009	33

The table reflects the pension and OPEB cost for all the Company’s benefit plans on an accrual basis. For costs related to the GD&S pension and OPEB plans, offsetting long-term regulatory assets and liabilities have also been recorded at June 30, 2009. Prior to a change in accounting policy on January 1, 2009, the GD&S plans were accounted for on a cash basis. Using the cash basis for GD&S rate regulated plans and the accrual method for all other plans, the Company’s net pension and OPEB cost was $6.2 million and $14.2 million for the three and six months ended June 30, 2008.

6.  COMMITMENTS AND CONTINGENCIES

Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totalling $1,299.2 million.

ENBRIDGE GAS DISTRIBUTION INC.

Bloor Street Incident

The Company had been charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto in April 2003. In October 2007, all of the TSSA and OHSA charges laid against the Company were dismissed by the Ontario Court of Justice. The decision has been appealed by the Crown to the Ontario Superior Court of Justice. The appeal is scheduled to be heard by the Court during November 2009. The Company does not believe any fines that may be levied will have a material financial impact on the Company.

The Company has also been named as a defendant in a number of civil actions related to the explosion. All significant civil actions have been settled without any material financial impact on the Company. A Coroner’s Inquest in connection with the explosion is also possible.

GST Overpayment

In December 2007, EGD discovered that it had remitted excess GST to the Canada Revenue Agency (CRA). In respect of certain months within the 2003 to 2005 calendar year periods, the amount of such overpayment was approximately $40 million and was included in accounts receivable. In April 2009, the Company received the requested refund of GST overpayments, including interest, from the CRA.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal actions and proceedings which arise in the normal course of business. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

7.  RELATED PARTY TRANSACTIONS

On May 1, 2009, the Company sold a section of the Spearhead Pipeline to its affiliate, Enbridge Energy Partners, L.P. (EEP), an equity investee, for proceeds of US$75 million. This related party transaction has been recorded at the exchange amount which was equal to the carrying amount.

On February 20, 2009, as part of its Southern Lights Project, the Company transferred the United States section of a newly constructed light sour pipeline to EEP in exchange for a pipeline referred to as Line 13. This non-monetary transaction has been recorded at the carrying amount and did not have any impact on the consolidated financial statements.

34	INTERIM FINANCIAL STATEMENTS

8.  SUBSEQUENT EVENTS

On July 20, 2009, the Company committed to fund 66.7% of the cost to construct the United States segment of the Alberta Clipper Project. The total cost of the United States segment, which is expected to be in service in mid-2010, is estimated at US$1.2 billion, with total expenditures to date of US$0.3 billion.

9.  UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS AND COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Earnings under Canadian GAAP Applicable to Common Shareholders	393.0	657.7	951.1	909.0
Earnings under Canadian GAAP	394.7	659.4	954.5	912.4
Inventory valuation adjustment, net of tax[3]	(3.3)	–	(19.0)	–
Earnings applicable to non-controlling interests[1]	89.3	46.1	143.8	132.0
Earnings under U.S. GAAP	480.7	705.5	1,079.3	1,044.4
Other comprehensive income/(loss) under Canadian GAAP	(200.9)	(61.1)	(211.8)	18.1
Underfunded pension adjustment, net of tax [4]	(0.3)	(0.2)	(26.5)	0.1
Comprehensive income applicable to non-controlling interests[1]	(103.5)	(137.5)	(83.9)	(148.1)
Comprehensive income under U.S. GAAP	176.0	506.7	757.1	914.5
Comprehensive income under U.S. GAAP attributable to non-controlling interests[1]	14.2	91.4	(59.9)	16.1
Comprehensive income under U.S. GAAP attributable to Enbridge Inc.[1]	190.2	598.1	697.2	930.6
Earnings per Common Share under U.S. GAAP	1.08	1.83	2.58	2.54
Diluted Earnings per Common Share under U.S. GAAP	1.07	1.82	2.57	2.52

ENBRIDGE INC. SECOND QUARTER REPORT 2009	35

FINANCIAL POSITION

	June 30, 2009		December 31, 2008
(millions of Canadian dollars)	Canada	U.S.	Canada	U.S.
Assets
Current Assets
Cash and cash equivalents[2,5]	354.4	513.5	541.7	961.0
Accounts receivable and other[2,5]	1,761.3	2,399.6	2,322.5	3,174.8
Inventory[2,3,5]	601.0	637.1	844.7	911.3
	2,716.7	3,550.2	3,708.9	5,047.1
Property, plant and equipment, net[2,5]	17,598.1	25,985.5	16,156.9	24,505.3
Long-term investments[2,5]	2,171.5	234.3	2,491.8	412.2
Deferred amounts and other assets[2,4,5,6]	2,471.0	2,358.0	1,318.4	2,079.5
Intangible assets[5]	472.5	573.4	458.0	566.6
Goodwill[5]	385.4	806.1	389.2	807.7
Future income taxes	150.3	150.3	178.2	178.2
	25,965.5	33,657.8	24,701.4	33,596.6
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	–	–	874.6	874.6
Accounts payable and other[2,5]	2,287.3	2,902.2	2,411.5	3,202.7
Interest payable[5]	95.3	158.9	101.9	143.6
Current maturities of long-term debt	550.7	847.1	533.8	533.8
Current portion of non-recourse debt[2,5]	176.6	176.6	184.7	706.0
	3,109.9	4,084.8	4,106.5	5,460.7
Long-term debt[6]	10,175.9	14,613.6	10,154.9	10,256.9
Non-recourse long-term debt[2,5]	1,414.0	1,287.7	1,474.0	5,447.5
Other long-term liabilities[2,4,5]	1,205.8	1,345.8	259.0	398.6
Future income taxes[2,3,4]	2,106.2	2,027.0	1,290.8	2,014.2
Non-controlling interests[1,5]	765.4	–	797.4	–
	18,777.2	23,358.9	18,082.6	23,577.9
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,278.9	3,278.9	3,194.0	3,194.0
Contributed surplus	51.6	–	37.9	–
Retained earnings[3]	4,066.1	4,014.2	3,383.4	3,350.5
Additional paid in capital	–	95.5	–	81.7
Accumulated other comprehensive income/(loss)[4]	(179.0)	(310.4)	32.8	(72.0)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)
	7,188.3	7,048.9	6,618.8	6,524.9
Total Enbridge Inc. Liabilities and Shareholders’ Equity	25,965.5	30,407.8	24,701.4	30,102.8
Non-Controlling Interests[1,5]	–	3,250.0	–	3,493.8
	25,965.5	33,657.8	24,701.4	33,596.6

36	INTERIM FINANCIAL STATEMENTS

1.	Accounting for Non-Controlling Interests
On December 4, 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements. The Statement requires that non-controlling interests in subsidiaries is reported as equity on the Statement of Financial Position and requires that Comprehensive income attributable to non-controlling interests is disclosed. The standard impacts presentation only and does not impact the recognition or measurement of amounts related to non-controlling interests. The Company adopted this standard on January 1, 2009.
Included in Comprehensive Income for the three months ended June 30, 2009 are earnings of $89.3 million (2008 – $46.1 million), a decrease in currency translation adjustment of $38.9 million (2008 – $3.2 million decrease) and an after-tax change in unrealized loss on net investment hedges of $3.2 million (2008 – $12.5 million) attributable to non-controlling interests.
Included in Comprehensive Income for the six months ended June 30, 2009 are earnings of $143.8 million (2008 – $132.0 million), a decrease in currency translation adjustment of $24.7 million (2008 – $10.5 million increase) and an after-tax change in unrealized loss on net investment hedges of $2.2 million (2008 – $17.8 million) attributable to non-controlling interests.
2.	Accounting for Joint Ventures
U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.
3.	Commodity Inventories Valuation
For Canadian GAAP commodities inventories are recorded at fair value. U.S. GAAP requires that commodity inventories be recorded at the lower of cost or market. For the six months ended June 30, 2009, lower of cost or market adjustments resulted in a $30.8 million decrease to inventory, an $11.8 million decrease to the future income tax liability and a $19.0 million decrease to earnings. For the three months ended June 30, 2009, lower of cost of market adjustments resulted in a $3.3 million decrease to earnings.
4.	Pension Funding Status
FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $198.8 million (December 31, 2008 – $158.7 million) for the underfunded status of the plans, a decrease in future tax liability of $67.4 million (December 31, 2008 – $53.8 million) and an increase in accumulated other comprehensive loss of $131.4 million (December 31, 2008 – $104.9 million).
The Company estimates that approximately $3.6 million related to pension and OPEB plans at June 30, 2009 will be reclassified into earnings during the next 12 months.
5.	Consolidation of a Limited Partnership
As a result of adopting EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the Company is consolidating its 27.0% interest in Enbridge Energy Partners (EEP) for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $7,861.7 million (December 31, 2008 – $8,248.2 million) and no recognition or measurement changes to equity or earnings.
6.	Future Income Taxes
Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At December 31, 2008, a deferred tax liability of $803.3 million is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Effective January 1, 2009, regulated companies following the taxes payable method are required to record this additional tax liability under Canadian GAAP.

ENBRIDGE INC. SECOND QUARTER REPORT 2009	37